7/19

07025417

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boss Power Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 04571

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/20/07

82-4571

RECEIVED

2007 JUL 19 P 1:25

12-31-06
AR/S

Power Corp.

BOSS ~~GOLD INTERNATIONAL CORP~~.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

A Partnership Of Incorporated Professionals

Amisano Hanson
Chartered Accountants

AUDITORS' REPORT

To the Shareholders,
Boss Gold International Corp.

We have audited the consolidated balance sheets of Boss Gold International Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 18, 2007

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD INTERNATIONAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Stated in Canadian Dollars)

ASSETS	2006	2005
Current		
Cash	$ 859,010	$ 86,641
GST receivable	4,586	7,550
Prepaid expenses	36,200	1,250
	899,796	95,441
Capital assets – Note 3	3,315	507
	$ 903,111	$ 95,948
LIABILITIES		
Current		
Accounts payable – Note 5	$ 126,386	$ 283,081
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 4 and 8	5,860,068	4,465,051
Contributed surplus	22,201	47,618
Deficit	(5,105,544)	(4,699,802)
	776,725	(187,133)
	$ 903,111	$ 95,948

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 7
Subsequent Events – Note 8

APPROVED ON BEHALF OF THE BOARD:

"Douglas Brooks" Director — Douglas Brooks

"Irvin Ridd" Director — Irvin Ridd

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005
Administrative expenses		
Accounting and audit fees	$ 21,891	$ 13,868
Amortization	452	230
Consulting fees – Note 5	79,254	5,600
Filing fees	7,982	7,940
Interest	27,818	144,729
Legal fees	144,236	14,365
Management fees	30,000	30,000
Office and miscellaneous	26,711	15,341
Property investigation costs	5,894	-
Rent	36,000	36,000
Stock based compensation – Note 4	-	40,618
Telephone	1,200	1,316
Transfer agent fees	2,935	7,626
Wages	21,369	-
Net loss for the year	(405,742)	(317,633)
Deficit, beginning of the year	(4,699,802)	(4,382,169)
Deficit, end of the year	$ (5,105,544)	$ (4,699,802)
Basic and diluted loss per share	$ (0.05)	$ (0.11)
Weighted average number of shares outstanding	8,133,286	2,963,469

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006 and 2005
(Stated in Canadian Dollars)

	2006	2005
Operating Activities		
Net loss for the year	$ (405,742)	$ (317,633)
Add items not involving cash:		
Amortization	452	230
Stock based compensation	-	40,618
	(405,290)	(276,785)
Changes in non-cash working capital items related to operations:		
GST receivable	2,964	(2,838)
Prepaid expenses	(34,950)	-
Accounts payable	(147,695)	(878,010)
Cash used in operating activities	(584,971)	(1,157,633)
Investing Activity		
Purchase of equipment	(3,260)	-
Financing Activity		
Share issuances	1,360,600	1,243,000
Increase in cash during the year	772,369	85,367
Cash, beginning of the year	86,641	1,274
Cash, end of the year	$ 859,010	$ 86,641
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 9

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,105,544 since its inception, has working capital of $773,410, which may not be sufficient to fund operations for the next fiscal year and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

Note 2 Significant Accounting Policies – (cont'd)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded using the declining balance method over the estimated useful life of the assets at the following annual rates:

Computer equipment	30%
Office furniture	20%

In the year of acquisition amortization is recorded at one-half rates.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

f) Stock-based Compensation

The Company has a stock option plan which is described in Note 4. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recognized at their fair value on the date of grant. Stock-based compensation expense is recognized in the statement of operations over the vesting period. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

(Stated in Canadian Dollars) – Page 3

Note 2 Significant Accounting Policies – (cont'd)

f) Stock-based Compensation – (cont'd)

The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Note 3 Capital Assets

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 4,601	$ 1,615	$ 2,986
Office furniture	1,388	1,059	329
	$ 5,989	$ 2,674	$ 3,315

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 1,342	$ 1,221	$ 121
Office furniture	1,388	1,002	386
	$ 2,730	$ 2,223	$ 507

Note 4 Share Capital

a) Authorized:

100,000,000 common shares without par value

(Stated in Canadian Dollars) – Page 4

Note 4 Share Capital – (cont'd)

b) Issued:

		Number of Shares	Amount
Balance, December 31, 2004		3,358,620	$ 3,175,851
For cash:			
Pursuant to a private placement	- at $0.06	3,300,000	198,000
Consolidation – 3 for 1*		(4,439,079)	-
For cash:			
Pursuant to a private placement	- at $0.2025	4,938,262	1,000,000
Pursuant to exercise of options	- at $0.54	94,998	51,300
Reclassification of stock-based compensation charges upon exercise of share purchase options		-	39,900
Balance, December 31, 2005		7,252,801	4,465,051
For services:			
Pursuant to exercise of options	- at $0.54	16,666	9,000
For cash:			
Pursuant to exercise of options	- at $0.28	97,394	27,270
Pursuant to exercise of warrants	- at $0.27	4,938,262	1,333,330
Reclassification of stock-based compensation charge upon exercise of share purchase options		-	25,417
Balance, December 31, 2006		12,305,123	$ 5,860,068

*On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

On February 16, 2007, the Company increased its authorized capital to an unlimited number of shares.

c) Commitments:

Stock Option Plan and Stock-based Compensation

The Company has established a stock option plan for directors, officers, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2006 under the Company's stock option plan:

Number	Exercise Price	Expiry Date
117,393	$0.28	October 21, 2007

(Stated in Canadian Dollars) – Page 5

Note 4 Share Capital – (cont'd)

c) Commitments – (cont'd)

Stock Option Plan and Stock-based Compensation – (cont'd)

Under the Company's stock option plan, the exercise price of each option and vesting terms are determined by the Board, subject to the policies of the TSX Venture Exchange. The maximum option term is five years. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a twelve-month period is limited to 5% of the outstanding shares of the Company.

A summary of the changes in the Company's stock options for the years ended December 31, 2006 and 2005 is presented below:

	December 31, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options outstanding and exercisable, beginning of year	231,453	$0.30	111,664	$0.54
Granted	-	$ -	214,787	$0.28
Exercised	(114,060)	$0.31	(94,998)	$0.54
Options outstanding and exercisable, end of year	117,393	$0.28	231,453	$0.30

During the year ended December 31, 2006, a compensation charge associated with stock options granted to directors and a consultant of the Company in the amount of $Nil (2005: $40,618) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2006	2005
Risk-free interest rate	-	3.48%
Expected dividend yield	-	0%
Expected stock price volatility	-	136%
Expected life	-	2 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.19.

(Stated in Canadian Dollars) – Page 6

Note 4 Share Capital – (cont'd)

c) Commitments – (cont'd)

Share Purchase Warrants

	December 31, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Warrants outstanding and exercisable, beginning of year	4,938,262	$0.27	-	$ -
Granted	-	$ -	4,938,262	$0.27
Exercised	(4,938,262)	$0.27	-	$ -
Options outstanding and exercisable, end of year	-	$ -	4,938,262	$0.27

Note 5 Related Party Transactions

At December 31, 2006, accounts payable included amounts totalling $3,740 (2005: $10,313) owing to a director and to companies with a common director or officer. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2006, the Company paid consulting fees of $60,000 (2005: $Nil) to a director.

Note 6 Income Taxes

The Company has accumulated Canadian exploration and development expenses totalling $1,175,811 and non-capital losses totalling $1,665,381 which can be utilized to offset taxable income of future years. The non-capital losses expire as follows:

2007	$ 160,161
2008	119,585
2009	155,432
2010	300,065
2014	249,750
2015	276,785
2026	403,603
	$ 1,665,381

(Stated in Canadian Dollars) – Page 7

Note 6 Income Taxes – (cont'd)

The significant components of the Company's future income tax assets are as follows:

		2006		2005
Non-capital losses	$	568,228	$	477,905
Exploration and development expenses		401,187		400,952
Less: valuation allowance		(969,415)		(878,857)
	$	-	$	-

Note 7 Commitments

The Company entered into an agreement dated July 27, 2006 (the "Agreement") to purchase the Blizzard uranium claim (the "Claims"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims by the issuance of a total of 52,500,000 common shares by the Company.

Title to the Claims had been under dispute. The following are key terms of the Agreement between the parties:

1) The vendors agree to transfer to the Company their right and interest in and to the Claims and to certain other mineral claims that surround the Blizzard uranium claim (the "Additional Blizzard Claims").

2) The vendors agree to transfer the "Hydraulic Lake Claims" to the Company for consideration of $50,000 (together with the Additional Blizzard Claims and the Blizzard Claims, the "Properties").

3) The Company will pay additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

4) The vendor will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase an additional 5% working interest in exchange for a $1.00 per pound uranium royalty.

5) The Company will have an Option from a vendor to acquire a 51% interest in the Fuki and Haynes Lake Claims (the "B Claims") and will have a right of first refusal over such claims for a set time period.

6) A vendor will receive a royalty of $1.50 per pound uranium on the Properties and a different vendor will receive a $0.50 per pound uranium royalty on the Blizzard Claim.

(Stated in Canadian Dollars) – Page 8

Note 7 Commitments – (cont'd)

The Agreement is subject to regulatory and shareholder approval.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

Note 8 Subsequent Events

Subsequent to December 31, 2006:

The Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company intends to complete a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

The Financings are subject to regulatory and shareholder approval.

Note 9 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded from the statement of cash flows:

During the year ended December 31, 2006, $9,000 due for the issue of 16,666 stock options was paid by settlement of accounts payable.

During the year ended December 31, 2005, $10,000 due for the issue of 49,383 units was paid by settlement of accounts payable.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

April 29, 2007

For the year ended December 31, 2006, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of April 29, 2007 provides information on the operations of the Company for the year ended December 31, 2006 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2006 and 2005.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

On July 11, 2005, the Company consolidated its share capital on a 3 old for 1 new basis. On the same date, the name of the Company was changed from "Boss Gold Corp." to "Boss Gold International Corp. and the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

MINERAL PROPERTIES

The Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

MINERAL PROPERTIES – Cont'd

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % u3o8	Contained Kg (%u3o8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources
*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

MINERAL PROPERTIES – Cont'd

1. Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").
2. Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman will be paid $50,000 by the Company.
3. The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.
4. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.
5. Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.
6. The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.
7. Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement and a non brokered private placement (the "Private Placements") in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. The Company will announce the terms of the financing once it has negotiated the final terms of the Private Placements.

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

MINERAL PROPERTIES – Cont'd

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this disclosure.

OVERALL PERFORMANCE

As at December 31, 2006, the Company, on a consolidated basis, held assets of $903,111 (2005: $95,948) including cash and cash equivalents of $859,010 (2005: $86,641), goods and services tax receivable of $4,586 (2005: 7,550), prepaid expenses recorded at $36,200 (2005: $1,250), and equipment (net of accumulated amortization) recorded at $3,315 (2005: 507). At the same date, the Company had liabilities totalling $126,386 (2005: $283,081), including accounts payable and accrued liabilities of $122,646 (2005: $272,768) and due to related parties of $3,740 (2005: $10,313). There are significant increases in the Company's assets and decrease in liabilities and they are primarily a result of increased financing activities.

During the year ended December 31, 2006, the Company completed a total of $1,360,600 financing for its proposed reverse takeover transaction. The principle financing were shares issued pursuant to exercising of share purchase warrants and stock options.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended December 31, 2006, 2005 and 2004:

	Year Ended 31-Dec-06	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	Audited	Audited	Audited
	$	$	$
Revenue	-	-	-
Total income (loss) from continuing options	(405,742)	(317,633)	(296,872)
Operating income (loss) per share	(0.05)	(0.11)	(0.09)
Net income (loss)	(405,742)	(317,633)	(296,872)
Basic and diluted earning (loss) per share	(0.05)	(0.11)	(0.09)
Total assets	903,111	95,948	7,973
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended December 31, 2006, the net loss was $405,742 or $0.05 per share compared to the net loss of $317,633 or $0.11 per share (27.74% increase) for the comparable period in 2005. The increase of $88,109 in net loss was primarily due to an increase of $137,894 in accounting, audit and legal fees, $73,654 in consulting fees, $11,370 in office and miscellaneous, an increase in $21,369 in wages and $5,894 in property investigation costs, which was offset by a decrease of $116,911 in interest, $4,691 in transfer agent and filing fees, and $40,618 in stock based compensation.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, and $3,773 in transfer agent and filing fees, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

RESULTS OF OPERATIONS

During the year ended December 31, 2006, the Company incurred accounting, audit and legal fees of $166,127 (2005: $28,233), interest of $27,818 (2005: $144,729), consulting fees of $79,254 (2005: $5,600), management fees of $30,000 (2005: $30,000), office and miscellaneous of $63,911 (2005: $52,657), transfer agent and filing fees of $10,917 (2005: $15,566), property investigation costs of $5,894 (2005: $nil), amortization of $452 (2005: $230), stock based compensation of $nil (2005: $40,618) and wages of $21,369 (2005; $Nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expenses for the last three fiscal years ended December 31, 2006, 2005 and 2004:

	+/-*	Year Ended 31-Dec-06	+/-*	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	%	$	%	$	$
		Audited		Audited	Audited
Professional fees	488.41	166,127.00	(55.65)	28,233.00	63,653.00
Amortization	96.52	452.00	3.60	230.00	222.00
Interest	(80.78)	27,818.00	49.19	144,729.00	97,008.00
Consulting fees	1,315.25	79,254.00	N/A	5,600.00	-
Management fees	N/C	30,000.00	N/C	30,000.00	30,000.00
Office, rent & misc.	21.37	63,911.00	11.33	52,657.00	47,296.00
Trans agent & filing	(29.87)	10,917.00	31.99	15,566.00	11,793.00
Stock compensation	(100.00)	-	(13.39)	40,618.00	46,900.00
Property investigation costs	N/A	-	N/A	-	-
Wages	100.00	21,369.00	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2006	2006	2006	2005	2005	2005	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(196,655)	(46,575)	(128,471)	(34,041)	(122,855)	(67,738)	(69,070)	(57,970)
Basic/diluted earning (loss) per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)

For the quarter ended December 31, 2006, the net loss was $196,655 or $0.02 per share compared to the net loss of $122,855 or $0.02 per share (60.07% increase) for the comparable period in 2005. The increase of $73,800 in net loss was primarily due to an increase of $57,613 in accounting, audit and legal fees, $73,654 in consulting fees, $16,266 in office and miscellaneous, $6,411 in wages and $5,894 in property investigation costs, which was offset by a decrease of $40,859 in interest, $40,618 in stock based compensation.

SUMMARY OF QUARTERLY RESULTS – Cont'd

During the quarter ended December 31, 2006, the Company incurred accounting, audit and legal fees of $71,965 (2005: $14,352), interest of $Nil (2005: $40,859), consulting fees of $79,254 (2005: $5,600), management fees of $7,500 (2005: $7,500), office, rent and miscellaneous of $27,731 (2005: $11,465), wages of $6,411 (2005: $Nil), property investigation costs of $5,894 (2005: $nil), filing fees of $2,397 (2005: $2,404), amortization of $279 (2005: $57), stock based compensation of $nil (2005: $40,618).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had working capital of $773,410 compared to -$187,640 (deficit) as at December 31, 2005. At the same time, the Company held cash on hand of $859010 (2005: $86641) and liabilities totalled $126,386 (2005: $283,081). The Company does not have any off-balance sheet arrangements.

CASH FLOW

For the year ended December 31, 2006, the Company used $584,971 in its operating activities compared to $1,157,633 used in the year ended December 31, 2005, a decrease of $572,662. This was primarily a result of a decreased use in non-cash working capital items of $701,167 and $40,618 in non-cash compensation in the year ended December 31, 2006, which was offset by an increase in loss of $88,109 in the year ended December 31, 2006 to $405,742 from $317,633 in the year ended December 31, 2005. The decreased use in non-cash working capital items was primarily due to an increase use of $730,315 accounts payable and accrued liabilities, which was offset by an increase of $34,950 in prepaid expenses.

During the year ended December 31, 2006, the Company purchased $3,260 (2005: $nil) of equipment, an increase in overall investing activities of $3,260.

During the year ended December 31, 2006, the Company received $1,360,600 from financing activities compared to $1,243,000 in the year ended December 31, 2005, an increase in financing activities of $117,600. The principle financing activities during the year ended December 31, 2006 were shares issued pursuant to exercising of share purchase warrants and stock options.

During the year ended December 31, 2006, $9,000 due for the issue of 16,666 stock options was paid by settlement of accounts payable. During the year ended December 31, 2005, $10,000 due for the issue of 49,383 units was paid by settlement of accounts payable.

SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

SHARE CAPITAL – Cont'd

b) Issued

	31-Dec-06		31-Dec-05	
	Shares	Amount	Shares	Amount
Balance, beginning	7,252,801	$ 4,465,051	3,358,620	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Share consolidation*			(4,439,079)	-
Exercise of options	16,666	9,000	94,998	51,300
	97,394	27,270		
Exercise of warrants	4,938,262	1,333,331		
Reclassification of stock- based compensation charges	-	25,416	-	39,900
Private placement			4,938,262	1,000,000
Balance, ending	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051

*On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

On February 5, 2007 the Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000. Further, in connection with the proposed Acquisition, the Company intends to complete a non-brokered private placement of up to 666,666 Units at a price of $0.75 per Unit for aggregate gross proceeds of $500,000 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

SHARE CAPITAL – Cont'd

c) Private Placement – Cont'd

The Company intends to use the proceeds of the Financings to implement the Phase 1 work program recommended by the independent geologist who prepared the technical report in connection with the Acquisition, for working capital and for general corporate purposes. Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

Completion of the Acquisition and the Financings is subject to a number of conditions, including, among other things, TSX-V acceptance and shareholder approval of the Acquisition. The Acquisition cannot close until the required shareholder approval is obtained. There can be no assurance that the Acquisition or the Financings will be completed as proposed herein or at all.

In connection with its previously announced reverse takeover, the Company, on February 16, 2007, filed certain changes to its constating documents with the British Columbia Registrar of Companies including the adoption of new Articles and an increase of its authorized capital to an unlimited number of shares.

On March 19, 2007, the Company announced that the total number of units of its non-brokered private placement had been increased to 1,170,000 units and that the number of units of its brokered private placement had been revised to 7,176,666 units.

d) Share Purchase Warrants

At December 31, 2006, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held.

e) Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, the Company granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to the grant date less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. From this option plan, 97,394 stock options were exercised at $0.28 per share on September 29, 2006 and the balance will be exercisable until November 7, 2007.

SHARE CAPITAL – Cont'd

e) Stock-based Compensation Plan – Cont'd

A summary of the Company's share purchase options outstanding is as follows:

	31-Dec-06		31-Dec-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	231,453	$ 0.30	111,664	$ 0.54
Granted	-	$ -	214,787	$ 0.28
Exercised	(16,666)	$ 0.54	(94,998)	$ 0.54
	(97,394)	$ 0.28	-	$ -
Outstanding, ending	117,393	$ 0.28	231,453	$ 0.30

At December 31, 2006, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	October 21, 2007

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006 and 2005, the company incurred $60,000 consulting fees with directors of the company or companies with directors in common:

At December 31, 2006, due to related parties included $3,740 (2005: $10,313) owed to a director or officer of the Company and private companies controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President, the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the President concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

DISCLOSURE CONTROLS AND PROCEDURES – Cont'd

It should be noted that, while the Company's President believes that the Company disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Boss Gold International Corp.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Boss Gold International Corp.** (the "Issuer") for the period ending **December 31, 2006;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 30, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-4571

BOSS GOLD INTERNATIONAL CORP.

FILING STATEMENT

May 30, 2007

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the ***Reverse Take-Over*** *described in this Filing Statement.*

TABLE OF CONTENTS

GLOSSARY OF TERMS i
GLOSSARY OF GEOLOGICAL TERMS vi

SUMMARY 1
- General 1
- The Transactions 1
- Insiders 2
- Available Funds and Principal Purposes 2
- Selected Pro Forma Financial Information 3
- Exchange Listing and Market Price 4
- Summary of Relationship between Boss and the Vendors and any Agent or Sponsor 4
- Conflicts of Interest 4
- Interests of Experts 4
- Risk Factors 4

RISK FACTORS 5

INFORMATION CONCERNING THE ISSUER 10
- Corporate Structure 10
- General Development of the Business 10
- Selected Consolidated Financial Information and Management's Discussion and Analysis 13
- Description of Boss' Securities 19
- Pro Forma Capitalization 20
- Executive Compensation 23
- Non-Arms' Length Party Transactions/Arm's Length Transactions 25
- Principal Securityholders 26
- Directors, Officers and Promoters 26
- Management 27
- Investor Relations Arrangements 32
- Options to Purchase Securities 33
- Escrowed Securities 33
- Arm's Length Transactions 35
- Legal Proceedings 35
- Auditor, Transfer Agents and Registrar 35
- Material Contracts 35

THE TARGET ASSETS 36
- Property, Description and Location 36
- Accessibility, Climate, Local Resources, Infrastructure and Physiography 39
- History 40
- Geology Setting 42
- Deposit Types 44
- Mineralization 44
- Exploration 45
- Drilling 45
- Sampling and Analysis and Security of Samples 45
- Mineral Resources and Mineral Reserves 46
- Exploration and Development 47
- Available Funds and Principal Purposes 48

GENERAL MATTERS 49
- Sponsorship and Agent Relationship 49
- Experts 50
- Other Material Facts 50
- Board Approval 50
- Certificate of Boss 51

Exhibit I – Boss Financial Statements I-1
Exhibit II – Boss Pro Forma Financial Statements II-1
Exhibit III – Consents III-1

GLOSSARY OF TERMS

"Acquisition" means collectively: (a) the sale and transfer by the Vendors of their actual or purported interest in and to the Blizzard Claim to Boss, (b) the sale and transfer by Beruschi of the Additional Blizzard Claims and the Hydraulic Lake Claims to Boss, and (c) the grant of the B Claims Option to Boss, all as contemplated by the Agreement and the Amendment Agreement.

"Acquisition Agreement" means an asset purchase and sale agreement between Boss and the Vendors dated July 27, 2006 as set out in "Information concerning the Issuer – General Development of the Business – The Acquisition".

"Additional Blizzard Claims" means the mineral property claims listed under such heading in Schedule A of the Acquisition Agreement, as amended, that surround the Blizzard Claim and are beneficially owned or controlled by Beruschi.

"Affiliate" means a company that is affiliated with another company as described below.

A company is an "**Affiliate**" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A company is "**controlled**" by a Person if:

(a) voting securities of Boss are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of Boss.

A Person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.

"Agency Agreement" means the agreement to be entered into between Boss and Blackmont on or before the closing of the Brokered Private Placement.

"Agent's Option" means an option entitling Blackmont to acquire that number of Units equal to 7% of the number of Units sold under the Brokered Private Placement at a price of $0.75 per Unit for a period of 18 months from closing of the Brokered Private Placement.

"**Agreement**" means the Acquisition Agreement as amended by the Amendment Agreement.

"**Amendment Agreement**" means an amendment agreement between Boss and the Vendors dated May 23, 2007 amending the terms of the Acquisition Agreement as set out in "Information concerning the Issuer – General Development of the Business – The Acquisition".

"Arm's Length Transaction" means a transaction which is not a Related Party Transaction.

"Associate" when used to indicate a relationship with a Person, means

(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the Person,

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d) in the case of a Person, who is an individual:

  (i) that Person's spouse or child, or

  (ii) any relative of the Person or of his spouse who has the same residence as that Person;

but

(e) where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a firm which is a member of the Exchange (a "**Member**"), Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D – "Membership" of the Exchange Rule Book with respect to that Member firm, Member corporation or holding company.

"BCA" means *Business Corporations Act* (British Columbia).

"B Claims" means the mineral property claims listed under such heading in Schedule B of the Acquisition Agreement, as amended.

"B Claims Option" means the option granted by Beruschi to Boss under the Agreement pursuant to which Boss may acquire a 51% interest in the B Claims for $1,000,000 prior to December 31, 2008 provided that Boss spends at least $200,000 for the exploration, development and maintenance of these claims prior to that date.

"Beruschi" means Anthony Beruschi, a Vancouver based lawyer and businessman and his assigns and companies represented by him.

"Blackmont" means Blackmont Capital Inc.

"Blizzard Claim" means the mineral property claim (claim 512410) covering 334.8 hectares and located in the Greenwood, Osoyoos and Vernon Mining Divisions of south-central British Columbia as described in greater detail in the Agreement.

"Boss" means Boss Gold International Corp.

"Brokered Private Placement" means a brokered private placement that Boss intends to complete in conjunction with the Acquisition.

"Cazador" means Cazador Resources Ltd., a British Columbia incorporated company that is controlled by Travis.

"Change of Business" or **"COB"** means a transaction or series of transactions which will redirect an issuer's resources and which changes the nature of its business, for example, through the acquisition of an interest in another business which represents a material amount of the issuer's market value, assets or operations, or which becomes the principal enterprise of the issuer.

"Change of Control" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(a) any one Person holds a sufficient number of the Voting Shares of Boss to affect materially the control of Boss, or

(b) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding hold in total a sufficient number of the Voting Shares of Boss to affect materially the control of Boss;

where such Person or combination of Persons did not previously hold a sufficient number of Voting Shares to affect materially the control of Boss. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold more than 20% of the Voting Shares of Boss is deemed to materially affect the control of Boss.

"Common Shares" means the common shares of Boss.

"company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

"Completion Date" means the date of the Final Exchange Bulletin.

"Control Person" means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

"Exchange" or "TSXV" means the TSX Venture Exchange Inc.

"Final Exchange Bulletin" means the bulletin issued by the Exchange following closing of the COB or RTO and the submission of all Post-Approval Documents which evidences the final Exchange acceptance of the COB or RTO.

"Hydraulic Lake Claims" means collectively the mineral property claims listed under such heading in Schedule A of the Acquisition Agreement, as amended and registered in the name of Dave Heyman.

"Insider" if used in relation to an issuer, means:

(a) a director or senior officer of the issuer;

(b) a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c) a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the issuer; or

(d) the issuer itself if it holds any of its own securities.

"Name Change" means the anticipated name change of Boss to "Boss Power Corp." or such other name as the board of directors may approve in conjunction with the Acquisition.

"NEX" means the market or which former Exchange and Toronto Stock Exchange issuers that do not meet the tier maintenance requirements for Tier 2 issuers on the Exchange may continue to trade.

"Non Arm's Length Party" means in relation to a company, a promoter, officer, director, other Insider or Control Person of that company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any company of which the individual is a promoter, officer, director, Insider or Control Person.

"Non-Brokered Private Placement" means a non-brokered private placement that Boss intends to complete in conjunction with the Acquisition.

"Person" means a company or individual.

"Post-Approval Documents" mean the documents prescribed as such in Policy 5.2 – *Changes of Business and Reverse Take-Overs* of the Exchange's Corporate Finance Manual.

"Private Placements" means collectively, the Brokered Private Placement and the Non-Brokered Private Placement.

"Properties" means collectively, the Blizzard Claim, the Additional Blizzard Claims and the Hydraulic Lake Claims.

"Related Party Transaction" has the meaning ascribed to that term under Appendix 5B – OSC Rule 61-501, and includes a related party transaction that is determined by the Exchange, to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arm's Length Parties, or other circumstances exist which may compromise the independence of Boss with respect to the transaction.

"Reverse Take Over" or "RTO" means a transaction or series of transactions, involving an acquisition by the issuer or of the issuer, and a securities issuance by an issuer that results in:

(a) new shareholders holding more than 50% of the outstanding voting securities of the issuer, and

(b) a Change of Control of the issuer. The Exchange may deem a transaction to have resulted in a Change of Control by aggregating the shares of a vendor group and/or incoming management group,

but does not include any transaction or series of transactions whereby the newly issued securities are to be issued to shareholders of an issuer listed on TSX or another senior exchange under a formal take over bid made pursuant to Securities Laws.

A transaction or series of transactions may include an acquisition of a business or assets, an amalgamation, arrangement or other reorganization.

Any securities issued pursuant to a private placement effected concurrently, contingent upon, or otherwise linked to a transaction or series of transactions, may be used in order to determine whether a transaction or series of transactions satisfies (a) and/or (b), above.

"Santoy" means Santoy Resources Ltd., a British Columbia incorporated company that is listed on the Exchange under the symbol "SAN".

"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to an issuer.

"Sparton" means Sparton Resources Inc.

"Sponsor" has the meaning specified in Exchange *Policy 2.2 – Sponsorship and Sponsorship Requirements*.

"Target Assets" means the assets, business, property or interest therein, being purchased, optioned or otherwise acquired in connection with the COB or RTO of Boss.

"Transactions" means the Acquisition, Name Change, Private Placements and Boss' graduation from NEX to Tier 2 trading status.

"Travis" means Adam Travis, a geologist and a controlling shareholder of Cazador.

"Unit" means a unit consisting of one Common Share and one half of one whole Warrant.

"Vendors" means collectively Beruschi, Santoy, Travis and Cazador.

"Voting Shares" means a security of an issuer that:

(a) is not a debt security; and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

"Warrant" means a warrant exercisable into one Common Share (the "Warrant Share") for a period of 18 months from the date of issuance (the "Expiry Date") at an exercise price of $1.00 per Warrant Share. The Expiry Date of the Warrants may be reduced, upon notice to holders and at the election of Boss, if after expiry of the four month hold period the closing price of the Common Shares on the Exchange are at a price equal or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss so elects, the exercise period of the Warrants will be reduced to 25 business days from the date notice is provided by Boss to the Warrant holders.

GLOSSARY OF GEOLOGICAL AND OTHER TECHNICAL TERMS

The following is a glossary of certain of the geological terms and abbreviations used in this Filing Statement:

"**amphibole**" means a common mafic rock forming magnesium-iron-calcium-aluminium silicate mineral.

"**assay**" means a chemical test performed on a geological sample to determine the amount of valuable metals contained.

"**biotite**" means a dark brown to green magnesium-iron mica commonly found in igneous and metamorphic rocks.

"**breccia**" means a type of fragmental rock whose components are angular in shape, as distinguished from a conglomerate, whose components are waterworn into a rounded shape.

"**dike**" means a long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

"**extrusive**" means an igneous rock that has flowed out on surface.

"**fault**" means a break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other; faults may extend for many kilometres, or be only a few centimetres in length; similarly, the movement or displacement along the fault may vary widely.

"**feldspar**" means a group of rock forming minerals.

"**gneiss**" means a rock formed as a result of high grade regional metamorphism.

"**hydrothermal**" means circulating hot fluids of magmatic origin which may carry minerals or elements of economic interest.

"**in situ**" means "in place", i.e. not removed or disturbed.

"**intrusive**" means a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

"**kg**" means kilogram.

"**Ma**" means Mega-annum or one million years.

"**mineralization**" means a natural aggregate of one or more metallic minerals.

"**outcrop**" means an exposure of rock or mineral deposit that can be seen on surface, i.e., that is not covered by overburden or water.

"**porphyry**" means any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass and "**porphyritic**" shall have the corresponding meaning.

"**quartz**" means a common rock-forming mineral consisting of silicon and oxygen.

"**sample**" means a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

"**sampling**" means selecting a fractional but representative part of a deposit for analysis.

"**sedimentary rocks**" means secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

"**tuff**" means rock composed of volcanic ash.

"**U_30_8**" means triuranium octoxide, a compound of uranium.

"**vein**" means a fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

"**volcanics**" means rocks associated with extrusive volcanism.

SUMMARY

The following is a summary of information relating to Boss Gold International Corp. and the Target Assets to be acquired (assuming completion of the Transactions) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement.

General

The purpose of this Filing Statement is to provide information on the Transactions which will qualify as an RTO under the policies of the Exchange and which will, if completed, result in a Change of Control of Boss.

The Transactions

Asset Purchase and Sale Agreement

Pursuant to the Agreement among Boss and the Vendors, the Vendors will sell all of their actual, or purported, interest in and to the Blizzard Claim to Boss for $105,000,000. Concurrent with the sale of the Blizzard Claim to Boss, Beruschi will further cause the transfer of the Additional Blizzard Claims and the Hydraulic Lake Claims to Boss. Mr. Dave Heyman, the legal owner of the Hydraulic Lake Claims, will be paid $50,000 by Boss for a transfer of his interest in the claims in favour of Boss and Beruschi. Beruschi will also grant the B Claims Option to Boss subject to certain conditions.

The purchase price for the Blizzard Claim will be payable by the issuance of a total of 52,500,000 Common Shares by Boss at a deemed price of $2.00 per share, 26,250,000 of which will be issued to Santoy and 26,250,000 to Beruschi or his assigns. Of the 26,250,000 Common Shares to be issued to Beruschi or his assigns, 2,000,000 Common Shares are to be held in escrow pending resolution of a dispute relating to certain of the Properties and B Claims. See "Information Concerning the Issuer – General Development of the Business – The Acquisition" for further particulars.

Boss shall pay a further $1,200,000 in cash to Beruschi as further consideration for the Additional Blizzard Claims, the Hydraulic Lake Claims and the grant of the B Claims Option on or before the closing of the first Private Placement to be completed. In addition, Beruschi will receive a gross over-riding royalty of $1.50 per pound of Uranium Oxide from the Properties upon completion of the Acquisition and Travis will receive a gross over-riding royalty interest of $0.50 per pound of uranium oxide produced from the Blizzard Claim. Upon exercise of the B Claims Option, Boss will grant to Beruschi a gross over-riding royalty of $2 per pound of uranium oxide produced from the B Claims.

Each of the Vendors and Mr. Dave Heyman are all arm's length to Boss.

Name Change

Boss expects to effect a Name Change in conjunction with the Acquisition. Shareholders of Boss approved the Name Change at the Annual and Special General Meeting of Boss held on October 13, 2006. The stock symbol of Boss will change from BOG.H to BPU concurrent with the Name Change and listing on the TSXV.

Private Placements

In conjunction with the Acquisition, Boss will complete a Brokered Private Placement of 7,176,666 Units at a price of $0.75 per Unit for gross proceeds of approximately $5,382,500. Boss also intends to complete a Non-Brokered Private Placement of up to an additional 1,170,000 further Units at a price of $0.75 per Unit for aggregate gross proceeds of up to $877,500. A finder's fee of 5% shall be payable in connection with the non-brokered Private Placement for (i) 200,000 Units to be placed by National Bank Financial and (ii) 543,333 Units to be placed by Roland Financial Services Ltd., a private British Columbia company. It is expected that the gross proceeds of these Private Placements will be approximately $6,260,000.

Pursuant to the terms of the Agency Agreement, Blackmont has agreed to act as agent for the sale of the Units for the Brokered Private Placement and will receive a cash commission of 7% of the gross proceeds and the Agent's Option.

Tier 2 Trading Status

Upon completion of the Transactions, Boss expects to graduate from the NEX to Tier 2 trading status on the Exchange.

Insiders

The following is a summary of the interests of any Insider, promoter or Control Person of Boss and their respective Associates and Affiliates before and after giving effect to the Transactions, including any consideration that such individual may receive if the Transactions proceed:

Insider/ Promoter/ Control Person	Position	Shares of Boss Currently Held	Shares of Boss held following completion of the Transactions
Ron Netolitzky	Proposed director; promoter	Nil[1]	Nil[1]
Kevin Addie	Current director	138,676	138,676
Stuart (Tookie) Angus	Proposed director; promoter	1,000,000	1,000,000
Douglas B. Brooks	Current director, President, Chief Executive Officer and Chief Financial Officer; proposed director & Chief Executive Officer	463,502 [2]	463,502 [2]
Irvin B. Ridd	Current director ; proposed director and Chief Financial Officer	66,540	66,540
Ron Hughes	Current & proposed director	37,468 [3]	37,468 [3]
Anthony J. Beruschi	Proposed Insider	30,998	26,280,998 [4]
Santoy Resources Ltd.	Proposed Insider	Nil	26,250,000 [5]
Magic Dragon Ventures Ltd.	Proposed Insider	Nil	9,250,000[6]

(1) Mr. Ron Netolitzsky is the President and Chief Executive Officer of Santoy. See Footnote 5 below.

(2) Of the 463,502 Common Shares held by Mr. Brooks, 1,222 are held through his RRIF and 11,777 are held by Jean D. Brooks. Mr. Brooks also has options to purchase 107,393 Common Shares.

(3) Mr. Hughes also has options to purchase 10,000 Common Shares.

(4) Beruschi is to receive, directly or indirectly, 26,250,000 Common Shares pursuant to the terms of the Agreement of which 23,250,000 Common Shares will be held by companies represented by Beruschi. Beruschi will also receive $1,200,000 in cash on the closing of the first Private Placement to be completed and a gross over-riding royalty of $1.50 per pound of Uranium Oxide from the Properties upon completion of the Acquisition.

(5) Santoy is to receive 26,250,000 Common Shares pursuant to the terms of the Agreement. Santoy shall receive a 5% working interest in the Properties upon completion of exploration activities totalling $1,000,000 and the right to sell this interest to Boss in exchange for a gross over-riding royalty interest of $1.00 per lb. of uranium oxide produced from the Properties. The directors and senior officers of Santoy are: Ron Netolitzky (President and CEO), Jack D. McCleary (Director), Patrick J. Barry (Director), Ron Hochstein (Chairman, Director), Robert Ingram (Director), Eric William James (Director), Robert Matthews (Director), Karen A. Allen (Secretary, Chief Financial Officer).

(6) Magic Dragon Ventures Ltd., receives these Common Shares as an assignee of the Common Shares issued to Beruschi pursuant to the Agreement. Beruschi is the sole director, officer and shareholder of Magic Dragon Ventures Ltd.

Available Funds and Principal Purposes

As at April 30, 2007, Boss had working capital of approximately $550,000. A summary of the estimated funds available to Boss upon completion of the Transactions and the principal purpose of the funds is as follows:

Sources and Principal Purpose of Funds	Funds
Sources	
Working capital as at April 30, 2007 (approximate)	$550,000
Flow-through payments from Santoy	$1,000,000[(1)]
Gross Proceeds of Private Placements	$6,260,000
Total:	$7,810,000
Principal Purposes	
Payment to Beruschi under the Agreement	$1,200,000[(2)]
Other Incidental Costs	$300,000[(3)]
"Phase I" Work Program	
Project Preparation	$50,000
Engineering Staff	$250,000
Baseline Environmental Studies	$100,000
Drilling and Engineering	$1,500,000
Public Relations and Education Programs	$250,000
Site Investigations and Review of other ISL Uranium Sites	$100,000
Legal and Title	$25,000
Permitting	$25,000
Contingency	$200,000
Total:	$2,500,000
"Phase II" Work Program	
Pre Feasibility study including engineering selection and final exploitation technique, environmental impact study, additional drilling and metallurgical investigations, site engineering, process engineering, transportation, project engineering and permitting and community relations program	$3,710,000[(4)]
Unallocated Working Capital	$100,000
Total:	$7,810,000

(1) Pursuant to the Agreement, Santoy has covenanted to provide the first $1,000,000 towards exploration expenditures on the Properties, which is expected to be available in the form of flow-through payments over a period of time following the Completion Date.

(2) Pursuant to the Agreement, Boss shall pay a further $1,200,000 cash consideration to Beruschi on or before the closing of the first Private Placement to be completed.

(3) Estimate of expenses including the Agent's fees and expenses, professional fees, listing fees, printing and other miscellaneous costs.

(4) The total estimated budget for the Phase II Work Program is approximately $4,500,000. To the extent that further funds are required for the completion of the Phase II Work Program, Boss expects to raise additional capital through joint ventures, debt financing, equity financing or other means. However, there is no assurance that such additional capital can be secured under commercially reasonable terms or at all. See Risk Factor entitled "Substantial Capital Requirements and Liquidity".

Selected Pro Forma Financial Information

The following sets out certain selected *pro forma* financial information:

	As at December 31, 2006	After Giving Effect to the Acquisition	After Giving Effect to the Acquisition and the Private Placements
Current Assets	899,796	899,796	6,783,021
Capital Assets	3,315	3,315	3,315
Resource Properties	-	50,468,750	50,468,750
Total Assets	903,111	51,371,861	57,255,086

Total Liabilities	126,386	1,376,386	1,376,386
Shareholders Equity	776,725	49,995,475	55,878,700

See Exhibit II – "*Pro Forma Balance Sheet*".

Exchange Listing and Market Price

The Common Shares are listed for trading on the NEX board of the Exchange under the symbol BOG.H. Effective January 4, 2006, at the request of Boss, trading in the Common Shares on the NEX was halted pending announcement of the Acquisition. The last closing price of the Common Shares immediately prior to the announcement was $0.35 per share. On February 7, 2007 trading in the Common Shares was resumed. The market price of the Common Shares as of May 18, 2007 was $0.990.

Summary of Relationship between Boss and the Vendors and any Agent or Sponsor

Each of the Vendors and Mr. Dave Heyman deal at arm's length to Boss and other than the relationship described under "General Matters – Sponsorship and Agent Relationship", Boss is not a related party or a connected party to Blackmont, as such terms are defined under the policies of the Exchange.

Conflicts of Interest

The directors and officers of Boss are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and the laws requiring disclosures by directors of conflicts of interest, and Boss will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty of any of its directors or officers. All conflicts are required to be disclosed by such directors or officers in accordance with the BCA and the directors of Boss are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Certain of Boss' directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resources properties including specifically uranium properties. Such associations may give rise to conflicts of interest from time to time.

Interest of Experts

No person or company whose profession or business gives authority to a statement made by a person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement holds any beneficial interest, direct or indirect, in any property of Boss or of an associate or affiliate of Boss and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of Boss or of an associate or affiliate of Boss and no such person is a promoter of Boss or an associate of Boss.

Beruschi, who will become an Insider upon completion of the Acquisition has, from time to time, acted as general counsel to Boss and may continue to do so in the future. His office currently acts as the registered and records office for Boss and its sole active subsidiary, Blizzard Uranium Corp. Beruschi has not represented Boss in connection with the Acquisition or the Transactions.

Risk Factors

Boss is subject to a number of risk factors, each of which should be considered carefully by shareholders. See "Risk Factors". These risks include, but are not limited to the Acquisition not completing, risks associated with the evaluation, acquisition exploration, development and production of minerals, insurance risks, the volatility of mineral prices, the substantial capital requirements needed to implement Boss' business, competition, environmental risks, changes to governmental and regulatory requirements and legislation, the impact of deregulation of the electrical utility industry, reliance on key employees, the ability to obtain the necessary permits and licences, title matters and risks associated therewith, availability of exploration equipment, conflicts of interest, the volatility of

Boss' share price, the imprecise nature of reserve and resource estimates, changes to accounting policies, internal controls and procedures and competition with other energy sources.

RISK FACTORS

AN INVESTMENT IN SECURITIES OF THE ISSUER IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of Boss consider the risks set out below to be the most significant to potential investors in Boss, but not all of the risks associated with an investment in securities of Boss. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in relation to Boss' business, actually occur, Boss' assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of Boss' securities could decline and investors may lose all or part of their investment.

The Acquisition May Not Be Completed

The Acquisition is subject to approval by the shareholders of Boss and is also subject to final acceptance by the Exchange. There can be no assurance that all of the necessary approvals will be obtained. If the Transactions are not completed for these reasons, or for any other reasons, Boss will continue to search for other opportunities, however, it will have incurred significant costs associated with the failed implementation of the Acquisition.

Regulatory Requirements

Natural resource activities may be affected in varying degrees by political and financial instability, inflation and changes in government regulations relating to this industry. Any changes in regulations or shifts in political or financial conditions are beyond Boss' control and may adversely affect Boss' business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety. The Uranium industry in particular has been the subject of a province-wide moratorium in British Columbia between 1980 and 1987 during which the exploration, development, mining or production of any mineral for its uranium content was prohibited in British Columbia. While the moratorium has expired, there can be no assurance that similar restrictions may not be imposed in the future. Any such restrictions will have a materially adverse impact on Boss' financial condition, results of operations and prospects.

Exploration, Development and Production Risks

An investment in Boss' shares is speculative due to the nature of Boss' involvement in the evaluation, acquisition, exploration and, if warranted, development and production of minerals. Mineral exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by Boss will result in new discoveries in commercial quantities. While Boss, upon completion of the Acquisition, will have a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards. The long-term commercial success of Boss depends on its ability to find, acquire, develop and commercially produce reserves. No assurance can be given that Boss will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Boss may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Boss has no earnings record and no producing resource properties.

Insurance

Bosss' involvement in the exploration for and development of natural resource properties may result in Boss becoming subject to liability for certain risks, and in particular unexpected or unusual geological operating conditions, including rock bursts, cave ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although Boss will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable, or, in certain circumstances, Boss may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Boss. The occurrence of a significant event that Boss is not fully insured against, or the insolvency of the insurer or such event, could have a material adverse effect on Boss' financial position, results of operations or prospects. No assurance can be given that insurance to cover the risks to which Boss' activities will be subject will be available at all or at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to Boss or to other companies within the industry. The payment of such liabilities would reduce the funds available to Boss. Should Boss be unable to fund fully the cost of remedying an environmental problem, Boss might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Prices, Markets and Marketing of Natural Resources

Uranium is a commodity whose price is determined based on world demand, supply and other factors, all of which are beyond the control of Boss. World prices for uranium have fluctuated widely in recent years. In addition to establishing markets for its natural resources, Boss must also successfully market its natural resources to prospective buyers. The marketability and price of natural resources which may be acquired or discovered by Boss will be affected by numerous factors beyond its control. Boss has limited direct experience in the marketing of uranium. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may effect the marketability and price of natural resources, especially uranium. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in Boss not receiving an adequate return for shareholders.

Substantial Capital Requirements and Liquidity

Boss anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of natural resources in the future. Boss may have limited ability to expend the capital necessary to undertake or complete its projects or to fulfil Boss' obligations under any applicable agreements. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or if debt or equity financing is available, that it will be on terms acceptable to Boss. Moreover, future activities may require Boss to alter its capitalization significantly. The inability of Boss to access sufficient capital for its operations could have a material adverse effect on Boss' financial condition, results of operations or prospects.

The further development and exploration of mineral properties in which Boss holds an interest may depend upon Boss' ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Boss will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Boss, a significant event disrupting Boss' business or operations, or other factors may make it difficult or impossible for Boss to obtain debt financing or equity financing on favourable terms or at all.

Competition

Boss actively competes for acquisitions, leases, licences, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater financial resources than Boss. Boss' ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Boss to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Boss' financial condition, results of operations or prospects. Companies engaged in the exploration and development of mineral properties generally experience increased costs, and delays as a result of the need to comply with applicable laws, regulations and permits. Boss believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of natural resources companies, or more stringent implementation thereof, could have a material adverse impact on Boss and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in developments of new properties.

Reliance on Operators and Key Employees

The success of Boss will be largely dependent upon the performance of its management and key employees. Boss does not have any key man insurance policies and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Boss. In assessing the risk of an investment in Boss' shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the management of Boss. An investment in Boss' shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

Permits and Licences

The operations of Boss will require various licences and permits from various governmental authorities. There can be no assurance that Boss will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Title Matters

Although the title to the Properties and the B Claims have been reviewed by Boss, formal title opinions have not been obtained by Boss and, consequently, no assurances can be given that there are no title defects affecting such properties. The Properties and B Claims may be subject to prior unregistered liens, agreements or transfers, aboriginal land claims or other undetected title defects. There is no guarantee that title to the Properties or the B Claims will not be challenged or impugned. Boss is satisfied, however, that evidence of title to each of the Properties and the B Claims is adequate and acceptable by prevailing industry standards.

Boss has investigated its rights to explore and exploit the Properties and the B Claims, to the best of its knowledge and except as otherwise disclosed herein, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of Boss. There can be no assurance that Boss' rights will not be challenged or impaired by third parties. **Specifically, one of the holders of record of certain mineral claims that comprise the Additional Blizzard Claims and the B Claims has refused to transfer such mineral claims to Boss pursuant to the Acquisition Agreement and it is anticipated that the holder will also refuse to transfer the mineral claims subject to the B Claims Option upon the exercise of such by Boss. An action seeking specific performance has been commenced by Beruschi but there can be no assurance such action will be successful. See "Description of Business – General Development of the Business – The Acquisition – Dispute concerning certain of the Properties and B Claims".**

Availability of Equipment and Access Restrictions

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conduced. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Boss and may delay exploration and development activities.

Conflict of Interest of Management

Certain of Boss' directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to Boss will be made in accordance with their duties and obligations to deal fairly and in good faith with Boss and such other companies.

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Boss, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for Boss, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, and other events and factors outside of Boss' control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares. Boss is unable to predict whether substantial amounts of Common Shares will be sold in the open market or whether an active trading market in Boss' securities will be established and sustained. Any sales of substantial amounts of the Common Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares.

Imprecision of Reserve and Resource Estimates

Reserve and resource figures included for uranium are estimates and no assurances can be given that the indicated levels of uranium will be produced or that Boss will receive the uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Boss believes that the reserve and resource estimates included are well established and reflects management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium, as well as increased capital or production costs or reduced recover rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method.

Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.

If Boss' reserve or resource estimates for its uranium properties are inaccurate or are reduced in the future, this could have a material adverse impact on Boss' future cash flows, earnings, results of operations and financial condition.

Accounting Policies

The accounting policies and methods utilized by Boss determine how it reports its financial condition and results of operations, and they may require management of Boss to make estimates or rely on assumptions about matters that are inherently uncertain. Boss' financial condition and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet could result in Boss reporting materially different amounts. Management of Boss exercises judgement in selecting and applying accounting policies and methods to ensure that while Canadian GAAP compliant, they reflect management's best judgment of the most appropriate manner in which to record and report Boss' financial condition and results of operations. Significant accounting policies to Boss' consolidated financial statements are described in Notes to such statements under the heading "Summary of Significant Accounting Policies".

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Boss.

Deregulation of the Electrical Utility Industry

Boss' future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and are achieving record capacity factors. There can be no assurance that this trend will continue.

Forward Looking Statements

Statements contained in this Filing Statement that are not historical facts are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business, in other nations and the policies of these other nations, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

Dilution

The purchase price of the Units exceeds the net tangible book value per Common Share and accordingly purchasers will suffer immediate and substantial dilution of their investment.

INFORMATION CONCERNING THE ISSUER

Corporate Structure

The full corporate name of Boss is "Boss Gold International Corp.". The head office and registered offices of Boss are located at 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6. Boss was incorporated as "Billikin Resources Inc." on March 26, 1981 under the *Company Act* (British Columbia) with an authorized capital of 10,000,000 shares without par value by registration of its Memorandum and Articles. Effective March 28, 1991, Boss changed its name to Cora Resources Ltd. and consolidated its share capital on the basis of one new share for every four old shares and increased its post-consolidation share capital to 100,000,000 shares. On November 19, 2003, Boss consolidated its share capital on the basis of one new share for every three old shares, increased its post-consolidation authorized capital to 100,000,000 Common Shares without par value and changed its name to Boss Gold Corp. On July 8, 2004, Boss was transitioned under the BCA. On July 11, 2005, Boss consolidated its share capital on the basis of one new share for every three old shares, increased its post-consolidation authorized capital to 100,000,000 shares without par value and changed its name to Boss Gold International Corp. On February 15, 2007, Boss filed a Notice of Alteration removing the "pre-existing company provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation* and increasing the authorized share capital to an unlimited number of shares without par value. Boss also adopted a new set of articles approved by its shareholders at the Annual and Special General Meeting of Boss held on July 15, 2005.

Boss has one wholly owned material subsidiary, Blizzard Uranium Corp., a BCA corporation incorporated on December 19, 2005 and transferred from Beruschi to Boss on March 6, 2007.

Two other subsidiaries, Cora Online Resources Inc. and Senor Goldbean Iced Coffee Ltd. (see "History" below) are not currently active.


BOSS GOLD
INTERNATIONAL CORP.
100%
BLIZZARD URANIUM CORP.

General Development of the Business

History

Boss' principal business from inception has been the acquisition, exploration and development of mineral resource properties. Since inception Boss has made several acquisitions and/or dispositions of resource property interests in arriving at its current holdings. Boss' mineral interests throughout the years have all been in the exploration stage. One non-resource business venture undertaken by Boss was the production of iced coffee by the acquisition in 1992 of Senor Goldbean Iced Coffee Ltd., a company which produced iced coffee. Another subsidiary, Cora Online Resources Inc. was incorporated with a view to undertaking a business venture which was never proceeded with.

The Acquisition

Pursuant to an asset purchase and sale agreement dated July 27, 2006 (the "**Acquisition Agreement**"), as amended by an amendment agreement (the "**Amendment Agreement**") dated May 23, 2007, between Boss and the Vendors, the Vendors will sell all of their actual, or purported, interest in the Blizzard Claim to Boss for $105,000,000. The Vendors are all arm's length to Boss. The purchase price will be payable by the issuance of a total of 52,500,000 Common Shares by Boss at a deemed price of $2.00 per share, 26,250,000 of which will be issued to Santoy and 26,250,000 to Beruschi or his assigns.

The Blizzard Claim had been the subject of a title dispute regarding its ownership. While Beruschi was the original holder of record of the Blizzard Claim, Travis had staked the Blizzard Claim using the Mineral Title OnLine system after Beruschi's agent failed to successfully convert Beruschi's Blizzard Claims (which were in legacy form) utilizing the new Mineral Title Online system, thereby leaving the claim open for Travis. Santoy, in a joint venture with Sparton, then entered into an option agreement (the "**Option Agreement**") with Travis dated June 10, 2005 to acquire a 100% interest in the Blizzard Claim and certain surrounding mineral claims in the Greenwood mining division. Santoy subsequently acquired 100% of Sparton's interest and rights to these claims pursuant to an agreement dated August 2, 2005 between Santoy and Sparton.

Beruschi subsequently filed notice with the British Columbia Gold Commissioner claiming "superior right, title and interest" in and to the Blizzard Claim. In order to avoid a potential lengthy and uncertain legal dispute, effective December 31, 2005, Beruschi and Santoy entered into a settlement agreement (the "**Settlement Agreement**") whereby the parties agreed to the immediate resolution of the title issue relating to the Blizzard Claim and to co-operate and assist in the acquisition of the Blizzard Claim and certain surrounding mineral claims by Boss. The title to the Blizzard Claim has since been assigned to, and is currently being held by, Cazador, a private British Columbia corporation controlled by Travis where it remains pending its Acquisition by Boss.

Pursuant to the Settlement Agreement, Beruschi assigned to Santoy the benefit of 1,000,000 assignable share purchase warrants of Boss for $10. As part consideration for the transfer of his interest, Beruschi acquired the right to a $1,000,000 private placement in Santoy at $0.40 per unit, each unit comprised of one common share of Santoy and one half of a common share purchase warrant, with each full warrant exercisable for one common share of Santoy at $0.50 for one year thereafter. In addition, the Settlement Agreement stipulated that the parties to that agreement shall not sell shares of Boss for a period of two years except pursuant to an approved takeover bid. Notwithstanding this, the parties may sell, subject to any relevant escrow requirements, up to 2,000,000 shares of Boss for a period commencing six months after closing until two years after closing subject to a right of first refusal in favour of the other party.

Concurrent with the Settlement Agreement, the Option Agreement was amended whereby Travis agreed to transfer the Blizzard Property to Boss in return for a total of $400,000 in cash, 250,000 common shares of Santoy, 500,000 common shares of Sparton, 750,000 Common Shares (which shares have already been assigned to Cazador by Santoy) and 250,000 assignable share purchase warrants entitling the holder to purchase 250,000 Common Shares at a price of $0.27. These share purchase warrants were subsequently exercised on October 31, 2006.

The parties subsequently entered into the Acquisition Agreement, as amended by the Amendment Agreement to effect the Acquisition, The following are a summary of some other key terms of the Acquisition Agreement and the Amendment Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Acquisition Agreement and the Amendment Agreement, copies of which have been filed under Boss' profile on SEDAR or are available from Boss upon request.

1. Beruschi will transfer to Boss all of his right and interest in and to the Additional Blizzard Claims.

2. Beruschi will further cause the transfer of the Hydraulic Lake Claims registered in the name of Dave Heyman to Boss. In consideration for such transfer, Mr. Heyman will be paid $50,000 by Boss.

3. Beruschi shall grant to Boss the B Claims Option, valid until December 31, 2008, to acquire a 51% interest in the B Claims for $1,000,000, provided Boss spends at least $200,000 for management of these claims before December 31, 2008. Upon exercise of the B Claims Option, Boss will grant Beruschi a gross over-

riding royalty interest of $2.00 per pound of uranium oxide produced from these claims. Boss will also have a right of first refusal over such claims in the period between January 1, 2008 and June 1, 2009.

4. Beruschi will receive a gross over-riding royalty of $1.50 per pound of uranium oxide produced from the Properties and Travis will receive a gross over-riding royalty interest of $0.50 per pound of uranium oxide produced from the Blizzard Claim, one-half of which can be purchased by Santoy for up to three years for $500,000. The royalties are both payable by Boss during commercial production on the Blizzard Claim provided that Boss must make advance royalty payments to both Travis (and Cazador) and Beruschi of $25,000 per annum commencing on the fifth anniversary of the closing date of the Agreement.

5. Boss agreed to pay Beruschi the cash amount of $1,200,000 for the Additional Blizzard Claims, the Hydraulic Lake Claims and for the grant of the B Claims Option on or before the closing of the first Private Placement to be completed. This cash amount can be prepaid at anytime and $1,000 has been so prepaid to Beruschi.

6. If Boss does not exercise the B Claims Option to earn a 51% interest in and to the B Claims, all of the B Claims returned to Beruschi must be in good standing for a minimum of 6 months from the date of return of such claim, or claims.

7. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. Boss will have the right to purchase (and Santoy shall have the right to sell to Boss) Santoy's 5% working interest in exchange for a $1.00 per pound uranium royalty.

8. At any time following the fifth anniversary of the closing date of the Agreement, Boss may transfer to Travis and Beruschi (as to 50% each) its interest in the Blizzard Claim and the Additional Blizzard Claims and upon such return Boss is no longer obligated to make advance royalty payments to either Travis or Beruschi.

9. Pre-closing transfers of the legal title to certain of the Properties and the B Claims to Boss' sole material subsidiary, Blizzard, are permitted and such claims shall be held and maintained in trust by Blizzard in favour of Beruschi pending the closing of the Acquisition or the exercise of the B Claims Option respectively. See "Pre-closing Transfers " below.

Dispute concerning certain of the Properties and B Claims

One of the holders of record of certain mineral claims in the Additional Blizzard Claims, which Beruschi is to transfer to Boss pursuant to the terms of the Acquisition Agreement has currently refused to complete the transfer of such claims. This same holder of record also holds certain mineral claims in the B Claims which are the subject of the B Claims Option pursuant to which Beruschi may, in the future, be required to transfer a 51% interest in such claims to Boss pursuant to the terms of the B Claims Option. Beruschi has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement he has with such party to transfer the claims held by the party to Boss. As a result of the foregoing, Beruschi offered and Boss and the other Vendors have agreed that Boss will hold in escrow 2,000,000 Common Shares of Boss out of the 26,250,000 Common Shares to be issued to Beruschi or his assigns under the terms of the Acquisition Agreement pending the resolution of the issues indicated above or upon the further agreement between the parties to the Acquisition Agreement. In the event that Boss and Beruschi cannot reach an agreement on the resolution of the foregoing matter then either party may take the matter to arbitration. As all of the shares issued to Beruschi or his assigns are also subject to regulatory escrow provisions pursuant to the requirements of the Exchange, the foregoing escrow provisions operate only upon the release of the 2,000,000 shares from the Exchange's escrow arrangement (see "Information concerning the Issuer – Escrowed Securities" for more details).

Pre-closing Transfers

To facilitate the transfer of the mineral tenures being acquired on the closing date of the Acquisition, Blizzard has entered into agreements with Beruschi's trustees to transfer, and has transferred, the legal title to certain tenures (including the Hydraulic Lake Claims) that are the subject of the Acquisition (the "Transferred Claims") to Blizzard pending closing of the Acquisition pursuant to the Agreement. Blizzard will hold and maintain the Transferred Claims in trust for Beruschi until the closing of the Acquisition, at which time the beneficial interest in each of the Transferred Claims shall either: (a) be transferred to Blizzard if the Transferred Claim is part of the Properties or (b) continue to be held in trust for Beruschi until the exercise of the B Claims Option if the respective claim is part of the B Claims.

Maintenance Obligations

The obligation to "maintain" the Transferred Claims primarily consists of monitoring the "Good-to-Dates" of the claims and paying the appropriate fees to renew them before their expiry. This obligation to pay renewal fees shall continue beyond closing of the Acquisition for all mineral tenures that are the subject of the Acquisition until exploration and development takes place on the properties earmarked by the tenures, at which time a statement of the exploration and development may be registered in lieu of payment of fees.

Financing

In conjunction with the Acquisition, Boss will complete the Brokered Private Placement of 7,176,666 Units at a price of $0.75 per Unit for gross proceeds of approximately $5,382,500. Each Unit will consist of one Common Share in the capital of Boss and one half of a Warrant. Each whole Warrant will be exercisable into one Warrant Share in the capital of Boss for a period of 18 months from closing of each Private Placement at an exercise price of $1.00 per Warrant Share. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of Boss, if after expiry of the four month hold period the closing price of Boss' shares on the Exchange are at a price equal or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss so elects, the exercise period of the Warrants will be reduced to 25 business days from the date notice is provided by Boss to the Warrant holders. Blackmont will act as agent for the sale of the Units on a best efforts basis in connection with the Brokered Private Placement and will receive cash compensation of 7% of the gross proceeds and the Agent's Option.

Boss also intends to complete a Non-Brokered Private Placement of 1,170,000 further Units at a price of $0.75 per Unit for aggregate gross proceeds of up to $877,500. A finder's fee of 5% shall be payable in connection with the non-brokered Private Placement of 200,000 Units to be placed by National Bank Financial and 543,333 Units to be placed by Roland Financial Services Ltd., a private British Columbia company.

Further, pursuant to the Agreement, Santoy has covenanted to provide the first $1,000,000 towards exploration expenditures on the Properties, which is expected to be available in the form of flow-through payments over a period of time following the Completion Date.

Name Change

In conjunction with the Acquisition, Boss will change its name to Boss Power Corp. or such other name as the board of directors may approve. Shareholders of Boss approved the change of name at the Annual and Special General Meeting of Boss held on October 13, 2006.

Selected Consolidated Financial Information and Management's Discussion and Analysis

Selected Financial Information

The following table sets out certain selected financial information of Boss for the period ended December 31, 2006, 2005 and 2004. The selected consolidated financial information has been derived from Boss' audited financial statements as attached hereto as Exhibit I and should be read in conjunction with the same. The financial results are not necessarily indicative of the results that may be expected for any other period. Boss' audited financial statements are presented in Canadian dollars and are presented in accordance with Canadian GAAP.

	Year Ended December 31,		
	2006	2005	2004
Revenues	-	-	-
Total Expenses	405,742	317,633	296,872
Net Income (Loss)	(405,742)	(317,633)	(296,872)
Current Assets	899,796	95,441	7,236
Current Liabilities	126,386	283,081	1,167,391
Working Capital	776,725	(187,133)	(1,159,418)
Long Term Liabilities	-	-	-
Amounts deferred in connection with the Transactions	-	-	-
Shareholders' Equity (Deficiency)			
Dollar Amount	776,725	(187,133)	(1,159,418)
Number of Securities(1)	12,305,123	7,252,801	1,119,540

(1) All Common Shares outstanding have been adjusted to reflect the 3-for-1 share consolidation of the Common Shares that took place on July 11, 2005.

Management's Discussion and Analysis

For the year ended December 31, 2006, Boss has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of April 29, 2007 provides information on the operations of Boss for the year ended December 31, 2006 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2006 and 2005.

Overall Performance

As at December 31, 2006, Boss, on a consolidated basis, held assets of $903,111 (2005: $95,948) including cash and cash equivalents of $859,010 (2005: $86,641), goods and services tax receivable of $4,586 (2005: 7,550), prepaid expenses recorded at $36,200 (2005: $1,250), and equipment (net of accumulated amortization) recorded at $3,315 (2005: 507). At the same date, Boss had liabilities totalling $126,386 (2005: $283,081), including accounts payable and accrued liabilities of $122,646 (2005: $272,768) and due to related parties of $3,740 (2005: $10,313). There are significant increases in Boss' assets and decrease in liabilities and they are primarily a result of increased financing activities.

During the year ended December 31, 2006, Boss completed a total of $1,360,600 financing for its proposed reverse takeover transaction. The principle financing were shares issued pursuant to exercising of share purchase warrants and stock options.

Selected Financial Information

The following table presents selected financial information for the last three fiscal years ended December 31, 2006, 2005 and 2004:

	Year Ended 31-Dec-06	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	Audited	Audited	Audited
	$	$	$
Revenue	-	-	-
Total income (loss) from continuing options	(405,742)	(317,633)	(296,872)

Operating income (loss) per share	(0.05)	(0.11)	(0.09)
Net income (loss)	(405,742)	(317,633)	(296,872)
Basic and diluted earning (loss) per share	(0.05)	(0.11)	(0.09)
Total assets	903,111	95,948	7,973
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

For the year ended December 31, 2006, the net loss was $405,742 or $0.05 per share compared to the net loss of $317,633 or $0.11 per share (27.74% increase) for the comparable period in 2005. The increase of $88,109 in net loss was primarily due to an increase of $137,894 in accounting, audit and legal fees, $73,654 in consulting fees, $11,370 in office and miscellaneous, an increase in $21,369 in wages and $5,894 in property investigation costs, which was offset by a decrease of $116,911 in interest, $4,691 in transfer agent and filing fees, and $40,618 in stock based compensation.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, and $3,773 in transfer agent and filing fees, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

Results of Operations

During the year ended December 31, 2006, Boss incurred accounting, audit and legal fees of $166,127 (2005: $28,233), interest of $27,818 (2005: $144,729), consulting fees of $79,254 (2005: $5,600), management fees of $30,000 (2005: $30,000), office and miscellaneous of $63,911 (2005: $52,657), transfer agent and filing fees of $10,917 (2005: $15,566), property investigation costs of $5,894 (2005: $nil), amortization of $452 (2005: $230), stock based compensation of $nil (2005: $40,618) and wages of $21,369 (2005; $Nil).

Revenues

Boss does not have any source of revenue. Boss uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expenses for the last three fiscal years ended December 31, 2006, 2005 and 2004:

	+/-*	Year Ended 31-Dec-06	+/-*	Year Ended 31-Dec-05	Year Ended 31-Dec-04
	%	$	%	$	$
		Audited		Audited	Audited
Professional fees	488.41	166,127	(55.65)	28,233	63,653
Amortization	96.52	452	3.60	230	222
Interest	(80.78)	27,818	49.19	144,729	97,008
Consulting fees	1,315.25	79,254	N/A	5,600	-
Management fees	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	21.37	63,911	11.33	52,657	47,296
Trans agent & filing	(29.87)	10,917	31.99	15,566	11,793
Stock compensation	(100.00)	-	(13.39)	40,618	46,900
Property investigation costs	N/A	-	N/A	-	-
Wages	100.00	21,369	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(196,655)	(46,575)	(128,471)	(34,041)	(122,855)	(67,738)	(69,070)	(57,970)
Basic/diluted earning (loss) per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)

For the quarter ended December 31, 2006, the net loss was $196,655 or $0.02 per share compared to the net loss of $122,855 or $0.02 per share (60.07% increase) for the comparable period in 2005. The increase of $73,800 in net loss was primarily due to an increase of $57,613 in accounting, audit and legal fees, $73,654 in consulting fees, $16,266 in office and miscellaneous, $6,411 in wages and $5,894 in property investigation costs, which was offset by a decrease of $40,859 in interest, $40,618 in stock based compensation.

During the quarter ended December 31, 2006, Boss incurred accounting, audit and legal fees of $71,965 (2005: $14,352), interest of $Nil (2005: $40,859), consulting fees of $79,254 (2005: $5,600), management fees of $7,500 (2005: $7,500), office, rent and miscellaneous of $27,731 (2005: $11,465), wages of $6,411 (2005: $Nil), property investigation costs of $5,894 (2005: $nil), filing fees of $2,397 (2005: $2,404), amortization of $279 (2005: $57), stock based compensation of $nil (2005: $40,618).

Liquidity and Capital Resources

At December 31, 2006, Boss had working capital of $773,410 compared to -$187,640 (deficit) as at December 31, 2005. At the same time, Boss held cash on hand of $859010 (2005: $86641) and liabilities totalled $126,386 (2005: $283,081). Boss does not have any off-balance sheet arrangements.

Cash Flow

For the year ended December 31, 2006, Boss used $584,971 in its operating activities compared to $1,157,633 used in the year ended December 31, 2005, a decrease of $572,662. This was primarily a result of a decreased use in non-cash working capital items of $701,167 and $40,618 in non-cash compensation in the year ended December 31, 2006, which was offset by an increase in loss of $88,109 in the year ended December 31, 2006 to $405,742 from $317,633 in the year ended December 31, 2005. The decreased use in non-cash working capital items was primarily due to an increase use of $730,315 accounts payable and accrued liabilities, which was offset by an increase of $34,950 in prepaid expenses.

During the year ended December 31, 2006, Boss purchased $3,260 (2005: $nil) of equipment, an increase in overall investing activities of $3,260.

During the year ended December 31, 2006, Boss received $1,360,600 from financing activities compared to $1,243,000 in the year ended December 31, 2005, an increase in financing activities of $117,600. The principle financing activities during the year ended December 31, 2006 were shares issued pursuant to exercising of share purchase warrants and stock options.

During the year ended December 31, 2006, $9,000 due for the issue of 16,666 stock options was paid by settlement of accounts payable. During the year ended December 31, 2005, $10,000 due for the issue of 49,383 units was paid by settlement of accounts payable.

Share Capital

a) Authorized

Unlimited common shares without par value

b) Issued

	December 31, 2006		December 31, 2005	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning	7,252,801	$ 4,465,051	3,358,620	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Share consolidation*			(4,439,079)	-
Exercise of options	16,666	9,000	94,998	51,300
	97,394	27,270		
Exercise of warrants	4,938,262	1,333,331		
Reclassification of stock-based compensation charges	-	25,416	-	39,900
Private placement			4,938,262	1,000,000
Balance, ending	12,305,123	$ 5,860,068	7,252,801	$ 4,465,051

*On July 11, 2005, Boss consolidated its share capital on a 3 old for 1 new basis.

c) Private Placement

On November 9, 2005, Boss completed its $1,000,000 private placement. Boss issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of Boss at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

On February 5, 2007 Boss announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000. Further, in connection with the proposed Acquisition, Boss intends to complete a non-brokered private placement of up to 666,666 Units at a price of $0.75 per Unit for aggregate gross proceeds of $500,000 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of Boss and one half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of Boss for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of Boss, if after expiry of the four month hold period the closing price of Boss' shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss so elects, the exercise period will be reduced to 25 business days from the date notice is provided by Boss to the holders of the Warrants.

Boss intends to use the proceeds of the Financings to implement the work programs recommended by the independent geologist who prepared the technical report in connection with the Acquisition, for working capital and for general corporate purposes. Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

Completion of the Acquisition and the Financings is subject to a number of conditions, including, among other things, TSX-V acceptance and shareholder approval of the Acquisition. The Acquisition cannot close until the required shareholder approval is obtained. There can be no assurance that the Acquisition or the Financings will be completed as proposed herein or at all.

In connection with its previously announced reverse takeover, Boss, on February 16, 2007, filed certain changes to its constating documents with the British Columbia Registrar of Companies including the adoption of new Articles and an increase of its authorized capital to an unlimited number of shares.

On March 19, 2007, Boss announced that the total number of units of its non-brokered private placement had been increased to 1,170,000 units and that the number of units of its brokered private placement had been revised to 7,176,666 units.

d) Share Purchase Warrants

At December 31, 2006, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held.

e) Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of Boss' shares on the date of the grant and vest when granted. During the year ended December 31, 2004, Boss granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, Boss granted Incentive Stock Options on 214,787 shares of Boss' capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of Boss' shares prior to the grant date less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. From this option plan, 97,394 stock options were exercised at $0.28 per share on September 29, 2006 and the balance will be exercisable until November 7, 2007.

A summary of Boss' share purchase options outstanding is as follows:

	December 31, 2006		December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	231,453	$ 0.03	111,664	$ 0.54
Granted	-	$ -	214,787	$ 0.28
Exercised	(16,666)	$ 0.54	(94,998)	$ 0.54
	(97,394)	$ 0.28	-	$ -
Outstanding, ending	117,393	$ 0.28	231,453	$ 0.30

At December 31, 2006, 117,393 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	November 7, 2007

Related Party Transactions

During the year ended December 31, 2006 and 2005, Boss incurred $60,000 consulting fees with directors of Boss or companies with directors in common:

At December 31, 2006, due to related parties included $3,740 (2005: $10,313) owed to a director or officer of Boss and private companies controlled by a director or officer of Boss. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which Boss is committed.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President, the effectiveness of the design and operations of Boss' disclosure controls and procedures. Based on that evaluation, the President concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by Boss in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while Boss' President believes that Boss disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Boss' disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Risks and Uncertainties

Boss will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Boss' ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. Boss is in the process of developing plans to raise capital.

Forward Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

Description of Boss' Securities

The authorized capital of Boss consists of an unlimited number of Common Shares without par value. As of the date of this Filing Statement, there are 12,305,123 issued and outstanding Common Shares (not including those to be issued pursuant to the Acquisition and Private Placements). All Common Shares rank equally within their class as to dividends, voting rights, participation in assets on dissolution and in all other respects. The Common Shares are not subject to call or assessment nor pre-emptive or conversion rights. There are no provisions attached to the Common Shares for redemption, retraction purchase for cancellation, surrender or sinking or purchase funds. All issued Common Shares are fully-paid and non-assessable. There are no provisions requiring a securityholder to contribute additional capital. The directors of Boss may issue additional Common Shares on such terms and at such price as they may determine subject to applicable corporate and securities legislation.

Each Unit issued in the Private Placements will consist of one Common Share in the capital of Boss and one half of a Warrant, resulting in the issuance of 4,173,333 whole Warrants. Each whole Warrant will be exercisable into one Warrant Share in the capital of Boss for a period of 18 months from closing of each Private Placement at an exercise price of $1.00 per Warrant Share. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of Boss, if after expiry of the four month hold period the closing price of Boss' shares on the Exchange are at a price equal or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss so elects, the exercise period of the Warrants will be reduced to 25 business days from the date notice is provided by Boss to the Warrant holders.

Applicable securities laws and Exchange policies require that Common Shares and Warrants issued under the Private Placements be legended with a hold period prohibiting transfer of such securities for a period of four months following the date of distribution of such securities.

Issued

	2006		2005		2004	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Balance, beginning of year	7,252,801	$4,465,051	3,358,620	$3,175,851	3,358,620	$3,175,851
For cash:						
- Private placement	16,666(5)	9,000(5)	3,300,000(1)	198,000(1)	-	-
- Exercise of stock options	97,394(6)	27,270(6)	94,998(2)	51,300(2)	-	-
- Private placement	4,938,262(7)	1,333,331(7)	4,938,262(3)	1,000,000(3)	-	-
Share consolidation			(4,439,079)(4)	-	-	-
Reclassification of stock compensation	-	25,417	-	39,900	-	-
Balance, ending of year	12,305,123	$5,860,068	7,252,801	$4,465,051	3,358,620	$3,175,851

(1) Boss issued 3,300,000 Common Shares at $0.06 per share pursuant to a private placement for proceeds of $198,000. Included in this private placement was 166,667 Common Shares issued to directors of Boss.

(2) On October 31, 2005, pursuant to the exercise of stock options by directors and officers of Boss, 94,998 Common Shares were issued at $0.54 per share for proceeds of $51,300.

(3) On November 9, 2005, Boss issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one Common Share and one transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional Common Share of Boss at a price of $0.27 per share. Included in this private placement were 197,529 units issued to directors of Boss.

(4) On July 11, 2005, Boss consolidated its share capital on a three (3) old for one (1) new basis.

(5) On January 3, 2006, pursuant to the exercise of stock options by directors of Boss, 16,666 Common Shares were issued at $0.54 per share for proceeds of $9,000.

(6) On September 29, 2006, pursuant to the exercise of further stock options by directors of Boss and their affiliates, 97,394 Common Shares were issued at $0.28 per Share for proceeds of $27,270.

(7) On October 31, 2006 pursuant to the exercise of certain outstanding warrants issued on November 9, 2005, 4,938,262 Common Shares were issued at $0.27 per Share for proceeds of $1,333,331.

Pro Forma Consolidated Capitalization

The following table reflects the capitalization of Boss following the completion of the Transactions:

Designation of Security	**Amount Authorized**	**Amount Outstanding after giving effect to the Acquisition**	**Amount Outstanding after giving effect to the Transactions as of May 20, 2007 (1)**
Common Shares	Unlimited	64,805,123 ($55,078,818)	73,151,789 (2)(3) ($60,713,371)

(1) See "Information concerning the Issuer – General Development of the Business – Financing". A total of 8,346,666 Common Shares are to be issued pursuant to the Brokered Private Placement and the Non-Brokered Private Placement.

(2) Apart from reserving 117,393 Common Shares for issuance pursuant to outstanding options, Boss will also reserve 753,550 Common Shares for issuance pursuant to the Units that may be issued upon the exercise of the Agent's Option (and the warrants in the Units issued therein) and 4,173,333 Common Shares reserved for issuance on the exercise of the warrants issued pursuant to the Private Placements. Also See "Information concerning the Issuer – Escrowed Securities".

(3) The deficit on a consolidated basis is $5,105,544.

Fully Diluted Share Capital

The following table sets out the number and percentage of securities of Boss proposed to be outstanding on a fully diluted basis after giving effect to the Transactions and certain other matters:

	Common Shares Outstanding	
	#	%
Shares currently Issued and Outstanding	12,305,123	15.74
Shares Issued Pursuant to Acquisition	52,500,000	67.14
Shares issued pursuant to Private Placements	8,346,666	10.67
Reserved for Issuance Pursuant to stock options	117,393	0.15
Reserved for Issuance prior to exercise of Private Placement Warrants	4,173,333	5.34
Reserved for Issuance pursuant to Agents Options	753,550	0.96
Total:	78,196,065	100.00

Stock-based Compensation Plan

Stock options are granted with an exercise price equal to the market price of Boss' shares on the date of the grant and vest when granted. A summary of Boss' stock options outstanding is as follows:

	2006		2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	231,453	$0.30	111,664	$0.54	-	-
Granted	-	-	214,787	$0.28	335,000	$ 0.18
Exercised	114,060	$0.31	(94,998)	$0.54	-	-
Outstanding, end of year	117,393	$0.28	231,453	$0.30	335,000	$ 0.18

(Note: The above figures reflect the effects of the three (3) old for one (1) new share consolidation on July 11, 2005)

At December 31, 2006, 117,393 stock options were outstanding entitling the holders thereof the right to purchase one Common Share for each option held as follows:

Options	Exercise Price	Expiry Date
117,393	$ 0.28	7-Nov-07

During the year ended December 31, 2006, a compensation charge associated with stock options granted to directors and a consultant of Boss in the amount of $Nil (2005: $40,618, 2004: $46,900) was recognized in the financial statements. The fair value method was determined using the Black-Scholes option-pricing model with the following assumptions:

	December 31		
	2006	2005	2004
Risk-free interest rate	-	3.48%	2.40%
Dividend yield	-	-	-
Expected stock price volatility	-	136%	100.00%
Expected Life	-	2 years	2 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.19.

Stock Option Plan

Boss has adopted a rolling stock option plan (the "**Plan**") which reserves a maximum of 10% of the issued Common Shares from time to time for administration and grant of options under the stock option plan. Exchange policies require that a rolling plan be re-approved each year by the shareholders and the Exchange. The terms of the Plan provide that the Plan will be administered by the Board of Directors of Boss, or a committee of three directors, if so appointed by the Board. Currently, no such committee has been appointed and the Plan is being administered by the Board of Directors which, in its sole discretion, determines all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. A summary of some of the material provisions of the Plan is as follows:

(i) options granted to insiders of Boss as a total in any twelve-month period shall not exceed 10% of the issued and outstanding Common Shares;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding Common Shares;

(iii) options granted to any one consultant to Boss as a total in any twelve-month period shall not exceed 2% of the issued and outstanding Common Shares;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for Boss in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding Common Shares;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of Boss' shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of Boss shall be subject to approval of the disinterested shareholders of Boss, the majority vote of the shareholders other than the insiders of Boss.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option.

Boss intends to issue stock options to management, officers and employees following the Transactions in accordance with Exchange policies and applicable Securities Laws.

Prior Sales

In the 12 months prior to the date of this Filing Statement, the following securities of Boss have been sold:

Date	Number of Securities	Price per Security	Amount
January 3, 2006	16,666[1]	$0.54	$9,000
September 29, 2006	97,394[1]	$0.28	$27,270
October 31, 2006	4,938,262[2]	$0.27	$1,333,331

1 Issued to directors of Boss pursuant to the exercise of stock options.

2 Issued pursuant to the exercise of share purchase warrants of which 123,456 shares were issued to directors of Boss.

Stock Exchange Price

The Common Shares are listed for trading on the NEX board of the Exchange under the symbol BOG.H. Effective January 4, 2006, at the request of Boss, trading in the Common Shares was halted pending announcement of the Acquisition. Trading was subsequently resumed on February 7, 2007. The following table sets out the high and low prices as well as the trading volume of the Common Shares for the two years preceding the date of this Filing Statement:

Period	High	Low	Volume
April 2007	$1.35	1.10	153,962
March 2007	$1.30	$1.06	162,018
February 2007	$1.20	$0.87	112,741
January 2007[1]	-N/A-	-N/A-	-N/A-
January - December 2006[1]	-N/A-	-N/A-	-N/A-
October – December 2005	$0.37	$0.35	28,743
July 11 – September 2005	$0.30	$0.27	10,582
July 1 – July 10, 2005[2]	$0.11	$0.10	10,666
April – June 2005[2]	$0.115	$0.095	40,176
January - March 2005[2]	$0.15	$0.11	77,705
October – December 2004[2]	$0.085	$0.08	58,661

1 The last trade in the Common Shares prior to the January 4, 2006 voluntary halting of trading of the Common Shares took place on December 29, 2005. The Common Shares did not trade in 2006 and only resumed trading on February 7, 2007.

2 Effective July 11, 2005, Boss consolidated its Common Share capital on a three old shares for one new share basis. All figures prior to July 11, 2005 are on a pre-consolidation basis.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to Boss for the three most recently completed financial years in respect of the Chief Executive Officer, Chief Financial Officer and each of Boss' other three most highly compensated officers and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

		Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Douglas B. Brooks President, Chief Executive Officer and Chief Financial Officer	2006 2005 2004 2003	Nil Nil Nil Nil	Nil Nil Nil Nil	$60,000 Nil Nil Nil	Nil 107,393 110,000(1) Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

1 As a consequence of the consolidation of Boss' Common Share capital on a three (3) old for one (1) new basis on July 11, 2005, the number of options was adjusted from 110,000 to 36,666 and the exercise price from $0.18 to $0.54 per share.

Upon completion of the Transactions, Boss intends to hire management on a full-time basis. Boss cannot state at this point the aggregate sum of such compensation but currently anticipates that such will be in line with current market practices.

It is anticipated that Boss will establish a Compensation Committee which will recommend how much, if any, cash compensation will be paid to directors for services rendered to Boss by them in that capacity, however, it is not anticipated that directors who are otherwise employed by or engaged to provide services to Boss, will be paid any cash compensation for their services as directors. Notwithstanding the foregoing, it is anticipated that all directors will be primarily compensated for their services as directors by the granting of stock options in such amounts and upon such terms as may be recommended by the Compensation Committee and approved by Boss' directors from time to time. Outgoing directors of the Company may also be compensated upon such terms as the Compensation Committee sees fit.

Except as otherwise described herein, other than benefits and perquisites which will not amount to $10,000 or greater per individual, Boss does not anticipate paying any additional compensation to Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Long-term Incentive Plans

Boss does not have a long-term incentive plan for its directors or officers.

Options

No options, share purchase warrants or rights to purchase securities of Boss as compensation for services rendered or otherwise in connection with office or employment (**"Options"**) were granted to the Named Executive Officer during the financial year ended December 31, 2006.

The following Options were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at December 31, 2006 ($) Exercisable/ Unexercisable
Douglas B. Brooks	Nil	N/A	107,393 Exercisable	$7,517.51[1] Exercisable

Notes:

1 Based on the last closing price of the shares of Boss prior to the trading halt of its shares on January 4, 2006.

Termination of Employment or Change of Control

Boss did not have a plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the financial year ended December 31, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

Boss has no standard arrangement pursuant to which directors are compensated by Boss for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by Boss in their capacity as directors, or for services as experts or consultants, during Boss' financial year ended December 31, 2006. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options were granted to non-executive directors during the financial year ended December 31, 2006.

The following Options were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at December 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at December 31, 2006 ($) Exercisable/ Unexercisable
Non-executive directors as a group	114,060	Nil	10,000 Exercisable	$700.00[1] Exercisable

1 Based on the last closing price of the shares of Boss prior to the trading halt of its shares on January 4, 2006.

Management Contracts

Since July 1, 2005, Boss is a party to a Management Contract with XyQuest Mining Corp. ("**XyQuest**") of 501 – 905 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year commencing January 1, 2006 and the first two months of 2007, $30,000 and $5,000 respectively were paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company formerly owned by Raymond Roland of British Columbia. This Agreement may be terminated by Boss upon 30 days written notice to XyQuest. XyQuest is now owned by Beruschi who is a party to the Agreement (see "Information Concerning the Issuer – General Development of the Business – The Acquisition").

Non-Arm's Length Party Transactions/Arm's Length Transactions

During the 24 months prior to the date of this Filing Statement or in any proposed transaction, Boss has not acquired or contracted to acquire in the future assets or services from any of its directors, senior officers or principal securityholders or their respective Associates or Affiliates except as follows:

Private Placements

Pursuant to private placement agreements dated October 7, 2005, directors of Boss purchased a total of 197,529 units of Boss' securities at $0.2025 per unit as follows:

Name of Placee	Number of Units	Total Consideration
Kevin Addie	24,691	$5,000
Douglas B. Brooks	123,456	$25,000
Ron Hughes	24,691	$5,000
Irvin B. Ridd	24,691	$5,000

Each unit consisted of one Common Share and one transferable share purchase warrant entitling the placee to purchase one additional Common Share for $0.27 for one year. The private placement was completed in accordance with the policies of, and was approved by, the Exchange. The units issued to the above placees were restricted from trading until March 1, 2006.

During the year ended December 31, 2005, Boss issued 55,556 at $0.18 per share (post-consolidation) pursuant to a private placement to a director of Boss for total proceeds of $10,000.

On October 31, 2006, a director of Boss purchased an additional 123,456 Common Shares at $0.27 per share through the exercise of share purchase warrants issued as part of the above private placement, as follows:

Name of Placee	Number of Shares	Total Consideration
Douglas B. Brooks	123,456	$33,333

Management Agreement

Beruschi, who will be a principal securityholder of Boss following completion of the Transactions, is the current owner of XyQuest, which has provided management services to Boss since July 1, 2005 for total consideration up to December 31, 2006 of $45,000. See "Executive Compensation - Management Contracts" above.

Dividends

Boss has no restrictions on paying dividends. Boss has no intentions of paying any dividends in the near future.

Principal Securityholders

The principal securityholders of Boss following the Transactions will be as follows:

Name and Municipality of Residence of Securityholder	Type of Ownership	Number of Securities	Percentage(1)
Anthony J. Beruschi, Vancouver, BC	Of Record and Beneficially(4)	26,280,998	35.93(2)
Santoy Resources Ltd., Vancouver, BC	Of Record	26,250,000	35.88(3)

(1) The percentage is based on an issued and outstanding share capital of 73,151,789 which assumes the completion of the Acquisition and the Private Placements and assumes that Mr. Beruschi exercises control and direction over these Common Shares.

(2) 33.99% on a fully diluted basis which includes the exercise of the 4,173,333 Warrants issued in connection with the Private Placements. 23,250,000 of these Common Shares are held on behalf of Mr. Beruschi's assigns.

(3) 33.94% on a fully diluted basis which includes the exercise of the 4,173,333 Warrants issued in connection with the Private Placements.

(4) Beruschi will be issued a total of 26,250,000 Common Shares in consideration for the Acquisition which shall be allotted among himself and his assigns as follows: Beruschi (3,000,000), Russian Goldfields Ltd. (500,000), Magic Dragon Ventures Ltd. (9,250,000), XyQuest Mining Corp. (2,500,000), Dominica Mining Inc. (2,500,000), Power Resources Ltd. (1,500,000), 320915 B.C. Ltd. (3,000,000), South Yarra Investments Ltd.(3,000,000) and Carmel Management Inc.(1,000,000) in the proportions shown in this table. Russian Goldfields Ltd., Magic Dragon Ventures Ltd., XyQuest Mining Corp., Dominica Mining Inc. and Power Resources Ltd. are companies controlled by Beruschi.

Pursuant to the terms of the Settlement Agreement, Santoy and Beruschi have covenanted that each party shall appoint two directors to Boss' board and shall vote for each other's director-nominees for a period of two (2) years from the date of completion of the Acquisition. Further, these directors are expected to appoint up to two additional directors and a President.

Directors, Officers and Promoters

The following table sets out the names, addresses, occupations, positions with Boss and securities held by those persons proposed to be the directors and officers of Boss following completion of the Transactions. As a group, the directors and officers of Boss following completion of the Transactions are expected to beneficially own either directly or indirectly (or exercise control over) 1,570,732 Common Shares which will constitute 2.14% of the issued and outstanding Common Shares of Boss assuming a share capital of 73,151,789 following completion of the Acquisition and the Private Placements.

Name and Municipality of Residence	Occupation	Position or Office with Boss Following Completion of the Transactions	Securities Held	Percentage of Securities Held(4)
Ron Netolitzky,	Geologist	Proposed director	Nil(1)	Nil(1)

Victoria, BC				
Stuart (Tookie) Angus, Sechelt, BC	Independent Business Advisor	Proposed director	1,000,000	1.36%
Douglas B. Brooks, North Vancouver, BC	President of Boss	Current director, chief executive officer, chief financial officer, President, proposed director and Chief Executive Officer	463,502[2]	0.63%
Irvin B. Ridd, North Vancouver, BC	Real Estate Broker	Current director, proposed director and Chief Financial Officer	66,540	0.09%
Ron Hughes, Burnaby, BC	Self Employed Exporter	Current & proposed director	37,468[3]	0.05%
Gwen Wegner, Abbotsford, BC	Corporate Paralegal	Current and Proposed Secretary	3,222	0.004%

(1) Mr. Netolitzky is President, Chief Executive Officer and a shareholder of Santoy and Santoy will upon completion of the transaction hold 26,250,000 Common Shares.
(2) Of the 463,502 Common Shares held by Mr. Brooks, 1,222 are held through his RRIF and 11,777 are held by Jean D. Brooks. Mr. Brooks also has options to purchase 107,393 Common Shares.
(3) Mr. Hughes also has options to purchase 10,000 Common Shares.
(4) Assumes an issued and outstanding share capital of 73,151,789 following completion of the Transactions (including the Private Placements).

A board Compensation Committee is expected to be constituted after completion of the Transactions which will recommend how much (if any) cash compensation will be paid to directors for services rendered to Boss (see "Information concerning the Issuer – Executive Compensation"). Another board committee of three directors is expected to be constituted for the administration of Boss' stock option plan (see "Information concerning the Issuer – Stock Option Plan").

Management

The following list details biographical information for each proposed member of management (including directors, officers, employees, contractors and other persons whose expertise is critical in providing a reasonable opportunity to achieve the stated business objectives of Boss) of Boss.

Ron Netolitzky (Age 63) residing in Victoria, BC, is a proposed Director of Boss following completion of the Transactions. Mr. Netolitzky is also expected to work as a consultant to Boss through his consulting company, Keewatin Consultants (2002) Ltd., devoting approximately 20% of his time to the business of Boss. Mr. Netolitzky holds a masters degree in Geology from the University of Calgary, Alberta and a Bachelor's degree in Geology from the University of Alberta in Edmonton.

During the past five years, he has been a Geologist, President and Chief Executive Officer of Golden Band Resources Inc. (a currently active resource company engaged in gold exploration) since November 25, 2003; Director of Golden Band Resources Inc. since June 1989; Chairman and Director of Viceroy Exploration Ltd. (a gold mining and exploration business that has been taken over by Yamana Gold Inc. pursuant to a take-over bid offer; as a result, Viceroy Exploration Ltd. is presently delisted from the Toronto Stock Exchange effective January 3, 2007); Director of Santoy (a currently active junior Canadian mining exploration company) from August 1995 and President of Santoy from January 2005, and a Director of other resource companies.

Mr. Netolitzky has extensive experience in the natural resources and mining industry having served on the boards and senior management of several other public issuers operating in these industries. It is expected that Mr. Netolitzky will enter into a non-disclosure agreement, on terms to be negotiated with Boss, prior to the commencement of his duties with Boss. See "Other Reporting Issuer Experience".

Stuart (Tookie) Angus (Age 58), residing in Sechelt, BC is a proposed Director of Boss following completion of the Transactions. Mr. Angus holds a law degree from the University of British Columbia, Vancouver and is a retired member of the Law Society of British Columbia.

Mr. Angus is expected to devote approximately 15% of his time to the business of Boss as a Director. Mr. Angus is primarily engaged as an independent business advisor to the mining industry; Over the past five years, he has been Managing Director (Mergers and Acquisitions) at Endeavor Financial Corporation (private investment banking firm) between November 2003 and December 2005; prior to November 2003, he was a partner at Fasken Martineau DuMoulin LLP (a Vancouver law firm). Mr. Angus is also a director of other public companies. See "Other Reporting Issuer Experience".

Mr. Angus has experience in the natural resources and mining industry having served on the boards and senior management of several other public issuers operating in these industries. It is expected that Mr. Angus will enter into a non-competition and non-disclosure agreement, on terms to be negotiated with Boss, prior to the commencement of his duties with Boss.

Douglas B. Brooks (Age 74), residing in North Vancouver, BC is expected to continue his current positions as President, Director and Chief Executive Officer of Boss following completion of the Transactions. In his capacity as Chief Executive Officer, Mr. Brooks is expected to work as a consultant to Boss, devoting approximately 40% of his time to the business of Boss. Over the past five years, he has been engaged as President, Chief Executive Officer and Chief Financial Officer of Boss since 1998. He is also a current director of Boss (with a term to extend until the next annual general meeting of the shareholders of Boss), Maximum Ventures Inc. (a currently active mineral exploration business), Pierre Enterprises Ltd. (an inactive junior mining exploration company), Ultra Uranium Corp. (a currently active mineral exploration company) and Whistler Gold Corp. (a currently active Oil and Gas business).

Mr. Brooks has extensive experience in the natural resources and mining industry having served on the boards and senior management of several other public issuers operating in these industries. See "Other Reporting Issuer Experience".

It is expected that Mr. Brooks will enter into a non-disclosure agreement on terms to be negotiated with Boss, prior to the commencement of his duties with Boss.

Irvin B. Ridd (Age 66), residing in North Vancouver, BC is expected to continue his current position as a Director of Boss, which he has held since 1996. His term extends until the next annual general meeting of the shareholders of Boss. He is also proposed to be the CFO of Boss following the completion of the Transactions.

Mr. Ridd is expected to devote approximately 5% of his time to the business of Boss. His principal occupations currently and over the past five years have been as a Chief Executive Officer with Cascadia Pacific Realty Ltd. (a currently active real estate services company) from March 2004 to present and prior to that as a real estate broker with Premier Canadian Properties Ltd. (a currently active real estate services company) from 1999 to March 2004. Mr. Ridd is also presently a director of Boss.

Mr. Ridd has over 20 years experience as a director or officer of companies operating in the junior resource industry. See "Other Reporting Issuer Experience".

It is expected that Mr. Ridd will enter into a non-disclosure agreement, on terms to be negotiated with Boss, prior to the commencement of his duties with Boss.

Ron Hughes (Age 63), residing in Burnaby, BC, who is currently retired, is expected to continue his current position as a Director of Boss, which he has held since 1996. His term extends until the next annual general meeting of the shareholders of Boss.

In his role as director of Boss, Mr. Hughes is expected to devote approximately 5% of his time to the business of Boss. Mr. Hughes has been retired since May 1997.

It is expected that Mr. Hughes will enter into a non-disclosure agreement, on terms to be negotiated with Boss, prior to the commencement of his duties with Boss.

Gwendolyn Wegner (Age 39), residing in Abbotsford, BC is the current and proposed secretary of Boss. Ms. Wegner holds a law degree from the University of Utrecht, The Netherlands. Ms. Wegner is currently the corporate secretary of Boss as of March 26, 2007 and will continue to act in that capacity, devoting approximately 15% of her time to the business of Boss. Ms. Wegner's principal occupation is as a paralegal for Beruschi & Company, a securities law firm currently conducting business in Vancouver, since 1994 and continues to do so. Ms. Wegner has experience in the natural resources and mining industry having worked as paralegal for a law firm mainly dealing with public issuers in these industries and has also acted as corporate secretary for several other public issuers operating in these industries. See "Other Reporting Issuer Experience".

It is expected that Ms. Wegner will enter into a non-disclosure agreement, on terms to be negotiated with Boss, prior to the commencement of her duties with Boss.

Corporate Cease Trade Orders or Bankruptcies

Other than as described below, no proposed director, officer, promoter of Boss following completion of the Transactions, or a security holder anticipated to hold sufficient securities of Boss following completion of the Transactions to affect materially the control of Boss following completion of the Transactions, within 10 years before the date of this Filing Statement, has been, a director, officer or promoter of any person or company that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Anthony J. Beruschi, a proposed Insider of Boss, was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("**BCSC**")) for failure to file financial statements, which order was rescinded on August 28, 2001.

Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("**ASC**")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre Enterprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Filing Statement.

Ron Netolitzky was a director of Consolidated Trillion Resources Ltd. when it became the subject of a cease trade order issued on December 20, 2000 by the Manitoba Securities Commission ("**MBSC**") for a period of fifteen days from December 30, 2000 until January 3, 2001 for failure to file its interim financial statements. This order was extended by an order dated January 3, 2001(MBSC) which was rescinded on December 12, 2001 (MBSC) when Boss filed materials with the MBSC and become current with its filings. The same company was also subject to a cease trade order for substantially the same event on December 11, 2000 by the Ontario Securities Commission, which order was finally revoked on August 14, 2002.

Penalties or Sanctions

No proposed director, officer, promoter of Boss following completion of the Transactions, or a security holder anticipated to hold sufficient securities of Boss following completion of the Transactions to affect materially the control of Boss following completion of the Transactions, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable security holder making a decision about the Acquisition.

Personal Bankruptcies

No director, officer, or shareholder holding a sufficient number of securities of Boss following completion of the Transactions to affect materially the control of Boss following completion of the Transactions, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Conflicts of Interest

There are potential conflicts of interest to which the directors, proposed directors, officers and promoters of Boss following completion of the Transactions will be subject with respect to the operations of Boss following completion of the Transactions. Certain of the directors, proposed directors and/or officers serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of Boss following completion of the Transactions will be engaged in direct competition with Boss. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers conflicts of interest, including the procedures prescribed by the BCA. The BCA requires that directors and officers of Boss, who are also directors or officers of a party which enters into a material contract with Boss or otherwise have a material interest in a material contract entered into by Boss, must disclose their interest and, in certain instances, refrain from voting on any resolution of Boss' directors to approve the contract.

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of Boss following completion of the Transactions that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	Term
Robert Stuart Angus	Ventara Gold Corp.	N/A	Director	December 2006 - Present
	Uranium North Resources Corp.	TSXV	Director	May 2006 - Present
	Wildcat Silver Corporation	CNQ	Director	May 2006 – Present
	United Bolero Development Corp.	TSXV	Director	March 2006 - Present
	Crescent Gold Limited	TSX, Frankfurt, Australia	Director	November 2005 - Present
	Tsodilo Resources Limited	TSXV	Director	September 2004 – Present
	CMQ Resources Inc. (formerly Torode Realty Limited)	TSXV	Director	December 2003 – Present
	Polaris Minerals Corporation	TSX	Director	September 2003 - Present
	IMA Exploration Inc.	AMEX, Frankfurt, TSXV, Other	Director	May 2003 – Present
	Nevsun Resources Ltd.	TSX, Amex	Chairman Director	May 2006 – Present January 2003 – Present
	Canico Resource Corp.	TSX	Director	September 2002 – November 2005
	Plutonic Power Corporation (formerly Plutonic Capital Corp.)	TSXV	Director	June 1999- Present
	Blackstone Ventures Inc.	TSXV	Director	September 1997 – Present

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	Term
	Dynasty Gold Corp. (formerly C Squared Developments Inc; formerly Lucero Resource Corp.)	TSXV	Chairman Director Secretary	January 2006 – Present October 1999 – Present April 1993 – January 2006
	Bema Gold Corp.	TSX, AMEX, London	Director	June 1992 – February 2007
	MCK Mining Corp.	TSXV	Director	December 2003 – July 2005
	First Quantum Minerals Ltd.	TSX	Director	December 1997 – October 2004
	Golden Arrow Resources Corporation	TSXV	Director	July 2004 – October 2004
	Adrian Resources Ltd.	TSX	Director	July 1993 – April 2004
	Yamana Resources Inc.	TSX, AMEX	Director	February 1995 – July 2003
	Cybercom Systems Inc. (formerly Augusta Metals Incorporated formerly First Western Minerals Inc.)	TSXV	Director	March 1997 – June 2002
	Rainmaker Entertainment Group Ltd.	TSX	Director	October 1997 – April 2003
Douglas Beresford Brooks	Ballad Gold & Silver Ltd.	TSXV	Director	August 2006 – Present
	International Alliance Resources Inc.	NEX	Secretary	April 2006 – Present
	Pierre Enterprises Ltd.	NEX	Director	April 2000 – Present
	Pierre Enterprises Ltd.	NEX	President	April 2004 – Present
	Ultra Uranium Corp.	TSXV	Director	June 2000 – Present
	Whistler Gold Corp.	NEX	Director	October 1999 – Present
	Maximum Ventures Inc.	NEX	Director	June 1999 – Present
	Maximum Ventures Inc.	NEX	President	April 2000 – Present
	Maximum Ventures Inc.	NEX	Chief Executive Officer & Chief Financial Officer	August 2001 – Present
	Vega Gold Ltd.	TSXV	Secretary	July 2002 – December 2004
	International Alliance Resources Inc.	NEX	Secretary	August 1999 – September 2002
Irvin Bryan Ridd	Grandcru Resources Corporation	TSXV	Director	December 1991 – June 2004
	Pacific Topaz Resources Ltd.	TSXV	Director	May 2004 – Present
Ron Netolitzky	American Bonanza Gold Mining Corp., (formerly American Exploration Corp, Asia Minerals Corp., American Oro Ltd.)	TSX	Director Director	June 1987 – July 2002 June 2004 – Present
	Aurcana Corp	TSXV	Director	September 1997 – Present
	Brett Resources Inc. (formerly Lucky 7 Exploration Ltd.)	TSXV	Director	August 1993 – Present
	Canadian Gold Hunter Corp. (formerly International Curator	TSX	Director	September 2003 – Present

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	Term
	Resources Ltd.)			
	Canico Resources Corp.	TSXV	Director	December 2001 – September 2002
	Copper Canyon Resources Ltd.	TSXV	Director	May 2006 – Present
	Eagle Plains Resources Ltd.	TSXV	Director	May 2004 – Present
	Golden Band Resources Inc.	TSXV	Present & Chief Executive Officer, Director	July 1989 – Present
	Strongbow Exploration Inc. (formerly Strongbow Resources Inc., Big M Resources Ltd., Nickelodeon Minerals Inc.)	TSXV	Director	August 1990 – Present
	Santoy Resources Ltd.	TSXV	Director President & Director	August 1995 – January 2005 January 2005 – Present
	Skeena Resources Limited (formerly Prolific Resources Ltd., Prolific Petroleum Ltd.)	TSXV	Director	April 1983 – Present
	Solomon Resources Ltd. (formerly Solomon Gold Corp)	TSXV	Director	August 1989 – Present
	Consolidated Trillion Resources Ltd. (merged with Oro Belle, a wholly owned subsidiary of Viceroy Exploration Ltd. – see below)	TSX	Chairman, Director	October 1987 – October 2003
	Quest Capital Corporation (formerly Viceroy Resource Corporation)	TSX, AMEX, AIM	Chairman, Director	May 1996 – June 2004
	Spectrum Gold Corporation	TSXV	Director	June 2003 – June 2004
	Viceroy Exploration Ltd. (acquired by Yamana Gold Inc.)	TSX	Chairman, Director	June 2003 – October 2006
Gwen Wegner	Maximum Ventures Inc.	NEX	Secretary	March 1999 – Present
	Regent Ventures Ltd.	TSXV	Secretary	March 2003 – Present
	Ballad Gold & Silver Ltd.	TSXV	Secretary	July 2003 – Present
	Vega Gold Ltd.	TSXV	Secretary	February 2006 – Present
	Whistler Gold Corp.	TSXV	Secretary	November 2006 - Present
	Ultra Uranium Corp.	TSXV	Assistant Secretary	January 2007 – Present

Investor Relations Arrangements

No Person has been retained in connection with providing promotional or investor relations services for Boss as of date.

Options to Purchase Securities

There are no outstanding warrants issued by Boss as of May 18, 2007. It is not anticipated that any further options will be issued to management of Boss in connection with the Transactions. The following table sets out the information as of May 18, 2007 as to options to purchase securities of Boss or its subsidiaries that will, upon completion of the Transactions, be held by various individuals and groups.

Holder	Number of Common Shares Issuable if Options are Fully Exercised	Exercise Price[(5)]	Date of Issuance	Expiry Date
Proposed officers of Boss as a group [(1)]	107,393	$0.28	Oct 21, 2005	Nov 7, 2007
Proposed directors of Boss as a group (excludes directors who are also executive officers) [(2)]	10,000	$0.28	Oct 21, 2005	Nov 7, 2007
Officers and directors of subsidiaries as a group, excluding preceding groups	Nil	N/A	N/A	N/A
All other employees of Boss as a group, excluding preceding groups[(3)]	Nil	N/A	N/A	N/A
All consultants of Boss as a group, excluding preceding groups	Nil	N/A	N/A	N/A
All others (including agents and underwriters), excluding preceding groups	753,549[(4)]	[(4)]	[(4)]	[(4)]

Notes:

(1) As of the specified date, only one proposed officer of Boss will hold options upon completion of the Transactions, Mr. Douglas Brooks. No other officer of past officer of Boss is expected to hold options upon completion of the Transactions.

(2) As of the specified date, only one proposed director of Boss will hold options upon completion of the Transactions, Mr. Ron Hughes. No other director or past director of Boss is expected to hold options upon completion of the Transactions.

(3) Includes past employees.

(4) This refers to the Common Shares issuable on a fully-diluted basis upon the exercise of the Agent's Option by Blackmont. Pursuant to the Agent's Option, Blackmont has an option to purchase 502,367 Units at a price of $0.75 per Unit for a period of 18 months from the date of issuance of the Agent's Option. Blackmont served as an agent for the Brokered Private Placement on a best-efforts basis in consideration for (among other things) the grant of the Agent's Option. The date of issuance of the Agent's Option is on the closing of the Brokered Private Placement.

(5) The closing price of the Common Shares on the specified date, May 18, 2007, was $0.990.

Escrowed Securities

Pooling Agreement

A pooling agreement (the "**Pooling Agreement**") was entered into as of January 10, 2007 between Boss, Beruschi, Doug Brooks, R. Stuart Angus, Irvin Ridd, Ron Hughes, Kevin Addie, Ron Netolitzky and Santoy. Pursuant to the Pooling Agreement, no party thereto may (subject only to a few limited exceptions) trade any portion of the party's Common Shares held or controlled by each party. Further, no party may purchase additional Common Shares, other than pursuant to previously issued convertible securities. The Pooling Agreement shall terminate upon the earlier of: (a) the dissolution of Boss, (b) a written agreement entered into and executed by all Parties at the effective date of termination, (c) January 10, 2008, or (d) the issuance of the final exchange acceptance bulletin by the TSX Venture Exchange for the acquisition of the Target Assets by Boss.

Exchange Escrow

Pursuant to an Exchange escrow agreement to be entered into (the "**Exchange Escrow Agreement**") among Boss, Computershare Trust Company of Canada and certain shareholders of Boss, 54,237,184 Common Shares will be held in escrow (the "**Escrowed Shares**") representing 74.1% of the total issued and outstanding Common Shares upon the completion of the Transactions. The Escrowed Shares will be releasable as to 10% thereof following issuance by the Exchange of the Final Exchange Bulletin in respect of the Acquisition and as to 15% thereof on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin.

If Boss meets the Tier 1 minimum listing requirements of the Exchange subsequent to the release of the Final Exchange Bulletin, the release of the securities issued in conjunction with the Acquisition which are escrowed and viewed by the Exchange as "value securities" will be accelerated and released as to 25% thereof following issuance by the Exchange of the Final Exchange Bulletin, and as to 25% thereof on each of the 6, 12 and 18 month anniversaries of the initial release. An accelerated release will not commence until Boss has made application to the Exchange for listing as a Tier 1 issuer and the Exchange has issued a bulletin announcing acceptance. It is anticipated that upon completion of the Acquisition the Corporation will qualify as a Tier 2 issuer. To the knowledge of Boss as of the date of this Filing Statement, the following table lists information relating to the Escrowed Shares before and after giving effect to the Acquisition and the Private Placements.

		Prior to Acquisition and Private Placements[1]		**After Giving Effect to the Acquisition and the Private Placements** [2]	
Name and Municipality	**Class**	**Number in Escrow**	**Percentage**	**Number in Escrow**	**Percentage**
Douglas Brooks	Common Shares	463,502[3]	3.76%	463,502[4]	0.6%
Kevin Addie	Common Shares	138,676[3]	1.13%	138,676	0.19%
Irvin Ridd	Common Shares	66,540[3]	0.54%	66,540	0.09%
Ron Hughes	Common Shares	37,468[3]	0.30%	37,468[5]	0.05%
Anthony Beruschi	Common Shares	30,998[3]	0.25%	3,030,998[6]	4.14%
Santoy Resources Ltd.	Common Shares	Nil	Nil%	26,250,000	35.88%
Stuart "Tookie" Angus	Common Shares	1,000,000[3]	8.13%	1,000,000	1.36%
Russian Goldfields Ltd.	Common Shares	Nil	Nil%	500,000	0.68%
Magic Dragon Ventures Ltd.	Common Shares	Nil	Nil%	9,250,000[7]	12.64%
XyQuest Mining Corp.	Common Shares	Nil	Nil%	2,500,000	3.42%
Dominica Mining Inc.	Common Shares	Nil	Nil%	2,500,000	3.42%
Power Resources Ltd.	Common Shares	Nil	Nil%	1,500,000	2.05%
320915 B.C. Ltd.	Common Shares	Nil	Nil%	3,000,000	4.10%
South Yarra Investments Ltd.	Common Shares	Nil	Nil%	3,000,000	4.10%
Carmel Management Inc.	Common Shares	Nil	Nil%	1,000,000	1.36%
	Total:	1,737,184	14.11%	54,237,184	74.1%

Notes:

(1) Based on 12,305,123 Common Shares issued and outstanding as at the effective date of this Filing Statement.
(2) Assumes 73,151,789 Common Shares issued and outstanding after giving effect to the Acquisition and the Private Placements. Assumes that none of the beneficial owners of the Escrowed Shares participates in the Private Placements.
(3) Held pursuant to the Pooling Agreement.
(4) Of these Common Shares, 1,222 are held through Mr. Brook's RRIF and 11,777 are held jointly with Jean D. Brooks. Mr. Brooks also holds stock options to purchase an additional 107,393 Common Shares, which stock options are also held in escrow.
(5) Mr. Hughes also holds stock options to purchase an additional 10,000 Common Shares, which stock options are also held in escrow.
(6) Pursuant to the Acquisition, Beruschi will be granted a total of 26,250,000 Common Shares which shall be allotted among himself and his assigns: Russian Goldfields Ltd., Magic Dragon Ventures Ltd., XyQuest Mining Corp., Dominica Mining Inc., Power Resources Ltd., 320915 B.C. Ltd., South Yarra Investments Ltd. and Carmel Management Inc. in the proportions shown in this table. Russian Goldfields Ltd., Magic Dragon Ventures Ltd., XyQuest Mining Corp., Dominica Mining Inc. and Power Resources Ltd. are companies controlled by Beruschi.
(7) Pursuant to the Agreement, the last 2,000,000 Common Shares of Magic Dragon Ventures Ltd. that are released from the Exchange Escrow Agreement shall be held in further escrow pursuant to the Private Escrow Agreement (see below) pending the resolution of the legal dispute described in "Description of Business – General Development of the Business – The Acquisition – Dispute concerning certain of the Properties and B Claims".

Escrow Agreement for withheld payments to Beruschi

Pursuant to the Amendment Agreement, 2,000,000 Common Shares payable to Beruschi or his assigns in connection with the Acquisition are to be subject to a separate escrow agreement to be entered into between Boss and Beruschi (the **"Private Escrow Agreement"**) pending resolution of the dispute detailed in "Description of Business – General Development of the Business – The Acquisition – Dispute concerning certain of the Properties and B Claims". Beruschi has assigned 9,250,000 of the securities payable to him to one of his assigns, Magic Dragon Venture Ltd., ("Magic Dragon") and 2,000,000 of these assigned securities will be the subject of the Private Escrow Agreement. The last 2,000,000 Common Shares of Magic Dragon Ventures Ltd. to be released from the Exchange Escrow Agreement shall be withheld in escrow and dealt with pursuant to the Private Escrow Agreement.

Arm's Length Transactions

The proposed Acquisition is an Arm's Length Transaction.

Legal Proceedings

Other than as disclosed herein, management knows of no legal proceedings, contemplated or actual, to which Boss likely may be or is a party, which are material to the business and affairs of Boss. See "Description of Business – Dispute relating to some of the Properties and B Claims- General Development of the Business - The Acquisition - Dispute concerning certain of the Properties and B Claims".

Auditor, Transfer Agent and Registrar

Auditor

Amisano Hanson, Chartered Accountants, of 604 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T7 is the auditor of Boss.

Transfer Agent and Registrar

The registrar and transfer agent of Boss is Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The transfer of the Common Shares may be recorded on the register located at Vancouver, British Columbia.

Material Contracts

The following is a list of material contracts entered into by Boss which can reasonably be regarded as material to a securityholder of Boss:

1. Asset Purchase and Sale Agreement dated July 27, 2006 between Boss, Beruschi, representing his companies and assigns, Santoy, Travis and Cazador (see "Information Concerning the Issuer – General Development of the Business – The Acquisition").

2. Pooling Agreement between Boss, Beruschi, Doug Brooks, R. Stuart Angus, Irvin Ridd, Ron Hughes, Kevin Addie and Santoy dated January 10, 2007.

3. Amendment Agreement dated May 23, 2007 between Boss, Beruschi, representing his companies and assigns, Santoy, Travis and Cazador amending the Asset Purchase and Sale Agreement of July 27, 2006.

Copies of the foregoing agreements may be inspected at the registered office of Boss at 501 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 during normal business hours until closing of the Acquisition and for a period of 30 days thereafter.

THE TARGET ASSETS

Refer to "Information Concerning the Issuer – General Development of the Business – The Acquisition" for details relating to the nature and extent of the Vendors' interest in and to the Target Assets. Also refer to "Information Concerning the Issuer – General Development of the Business – Pre-Closing Transfers – Maintenance Obligations" and "Risks – Title Matters" for details on permits and title matters relating to the Target Assets respectively.

The following information on the Properties has been summarized from a technical report dated November 15, 2006 (revised February 23, 2007 and May 30, 2007) prepared for Boss pursuant to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("**NI 43-101**") on the Properties by Peter A. Christopher, Ph.D., P.Eng. (the "**Report**"). A full copy of the Report is available for review under Boss' profile on www.sedar.com or available from Boss upon request.

For the purposes of the following section, terms not otherwise defined will have the same meaning set forth in the Report.

Property Description and Location

The Blizzard Project, consisting of Blizzard 1 claim covering 334.837 hectares and surrounding claims totalling 1979.420 hectares, is situated in the Greenwood, Osoyoos and Vernon Mining Divisions of British Columbia, Canada. The Blizzard uranium deposit is located about 49 air kilometers southeast of Kelowna and 24 air kilometers northeast of Beaverdell, British Columbia. The Blizzard deposit is centered near coordinates 49°37'27"N latitude and 118°55'14"W longitude in 1:50,000 map sheet NTS 82E/10W and on Mineral Title Map 82E.066.

Four Hydraulic Lake claims, covering 100 hectares, situated along the McCulloch Road were additional Schedule A properties acquired by Boss to control future development in the Hydraulic Lake area. Dave Heyman is to receive $50,000 from Boss on transfer by a quit claim of his interest in the Schedule A, Hydraulic Lake Claims.


N
YUKON
TERRITORY
N.W.T.
ALASKA
BRITISH
COLUMBIA
Fort Nelson
Dease Lake
Fort St. John
Dawson Creek
ALBERTA
Stewart
Prince Rupert
Terrace
Kitimat
Prince George
Quesnel
Bella Coola
Williams Lake
Pacific
Ocean
Kamloops
BLIZZARD
PROPERTY
Kelowna
Nelson
Cranbrook
Vancouver
Victoria
U.S.A.
0
300 km
LEGEND
Road
Town / City
Boss Gold International Corp.
BUZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
GENERAL LOCATION MAP
Figure 6.1
August 2000

General Location of the Blizzard Property, East Okanagan Plateau, British Columbia.

The Blizzard claim has not been the subject of a legal survey. The claim was acquired using the new map staking approach and the property location should be defined by the government claim map. A reproduction of the government's plot of the Blizzard 1 claim is presented in the figure below.


Kelowna
Schedule A Properties
3. Hydraulic Lake Claims
Schedule B Properties
3. Hydraulic Lake Area
Schedule B Properties
2. Haynes Lake Uranium Claims
Schedule A Properties
2. Additional Blizzard Ground
Schedule A Properties
1. Blizzard
Penticton
Schedule B Properties
1. Fuki Uranium Claims
Beaverdell
Okanagan Falls
Oliver
LEGEND
Road
Creek / River
Topographic Contour (200m interval)
Greenwood
Osoyoos
BRITISH COLUMBIA
U.S.A.
0
10 km
Boss Gold International Corp.
BLIZZARD PROPERTY
SOUTHERN BRITISH COLUMBIA
REGIONAL LOCATION MAP
Figure 1

Topography and Access to the Blizzard Project Area.

The Blizzard deposit is mainly capped by recent plateau basalt but the deposit nearly outcrops along the Lassie Lake forestry road which passes along the westerly extent of the deposit. A modest increase from regional radioactive background occurs along the east side of the Lassie Lake road near the projected contact of basalt cap and underlying sediments.

The Blizzard Property, consisting of the Blizzard 1 claim (identified elsewhere in this filing statement as the "Blizzard Claim"), was owned by Travis and under option to Santoy and Sparton. Notice was subsequently filed with the Gold Commissioner, under the Mineral Title Act (the "**MTA**"), by a prior property owner of the property area, claiming "superior right, title and interest" to the Blizzard 1 Claim. Based on a review of the facts, the Blizzard 1 Claim was properly filed and recorded by Travis under the new on-line staking provisions of the MTA. Based on information in hand, Santoy and Sparton agreed to support Travis with respect to any title disputes and to provide certain indemnities in respect thereof.

Santoy and Sparton agreed to earn a 100% interest in the Blizzard 1 Claim over a four year period by making $450,000 in cash option payments ($50,000 paid upon signing of the Agreement), issuing shares (250,000 shares of Santoy and 1,000,000 shares of Sparton in year one, and 250,000 shares of Santoy and 1,000,000 shares of Sparton in year two), completing a $1,500,000 work program with $500,000 in the first two years, making advanced royalty payments of $50,000 per year after the 5th anniversary of the agreement, and paying a royalty on sales (Santoy News Release dated June 13, 2005). On August 9, 2005 Santoy announced consolidation of their joint venture holdings in the Blizzard deposit by assuming Sparton's obligations, issuing 1 million shares of Santoy and 1 million share purchase warrants exercisable at $0.75 per share for a two year period, $50,000 cash, and a production royalty of $0.50 per pound of uranium to Sparton.

On September 28, 2005 a prior title holder, Beruschi, filed notice with the British Columbia Gold Commissioner, under the MTA of British Columbia, claiming "superior right, title and interest" in and to the Blizzard 1 claim. In order to avoid a potential lengthy and uncertain legal dispute, Beruschi, Santoy and Travis entered into the Settlement Agreement. Under the terms of the Settlement Agreement, the parties agreed to the immediate resolution of the title issue relating to the Blizzard and to co-operate and assist in the acquisition of Blizzard and certain surrounding mineral claims by Boss. Title to the Blizzard 1 claim has presently been assigned to Cazador, a private British Columbia corporation owned by Travis.

Boss entered into the Acquisition Agreement, as amended by the Amended Agreement, with Beruschi, representing his companies and assigns, Santoy, Travis, and Cazador under which Beruschi, Santoy, Travis and Cazador will sell all of their interest in and to the Blizzard Claim and certain surrounding mineral claims to Boss for $105,000,000. See "Information Concerning the Issuer – General Development of the Business – The Acquisition" for further particulars.

Pursuant to the Acquisition Agreement, as amended by the Amended Agreement, Boss also acquired an option to obtain 51% interest in certain further claims (the "**B Claims**") which occur in three groups, covering a total of 3452.258 hectare and include the Fuki uranium deposit, the Haynes uranium deposit and extensions of the Hydraulic Lake deposit. The option is valid until December 31, 2008 during which time Boss has the right to earn a 51% interest in the B Claims subject to the terms of the Acquisition Agreement and Amendment Agreement as further detailed in "Information Concerning the Issuer – General Development of the Business – The Acquisition".

Environmental Liabilities

Permitting of any type of uranium mine in British Columbia will be a challenging issue. Applying in situ leaching ("**ISL**") technology may eliminate many of the environmental concerns expressed by local residents. Educating the local population to show them that uranium is being safely mined elsewhere using ISL methods as well as conventional mining is necessary and recommended as part of the program to develop the Blizzard Claim.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Blizzard project is located in the Okanagan Physiographic area and is situated between the Kettle River and West Kettle River drainages with the Trapping Creek, Beaverdell Creek-Maloney Creek, and Copperkettle Creek tributaries draining the ridge area that hosts the Blizzard deposit. Cup Lake, Lassie Lake, Clark Lake and Maloney Lake are small, less than 1 km lakes used by local recreational fishermen.

Elevations, in the area, range from under 760 meters in the Kettle and West Kettle Rivers to about 1400 meters at the northerly end of the Blizzard basalt cap. Big White Mountain, about 15km north of the Blizzard deposit, has an elevation of about 2320 meters.

The area is covered by interior forest with the Blizzard Claim area logged just prior to Lacana's staking of the area in 1976. The area was planted and trees are now five to ten meters in height. A network of old logging roads cover the property and reactivation and use of established roadways is recommended.

The area can be reached from Vancouver, British Columbia via Trans-Canada Highway 1 to Hope and the Coquihalla Highway to Merritt and Kelowna or Highway 3 to Rock Creek and Highway 33 southerly from Kelowna or Highway 33 northerly from Rock Creek to Beaverdell. Local gravel resource roads from Beaverdell provide property access via the Beaver Creek, Cup Lake and Lassie Lake forestry roads for about 37 road kilometers. The project work force could use the mining community of Beaverdell or cities in the Okanagan Valley. From Kelowna access is via Highway 33 to the Trapping Creek-Lassie Lake forestry roads for about 82 road kilometers. The Trapping Creek-Lassie Lake road system was selected by Kilborn as the best route for an upgraded mine access road.

The climate in the region is that of a dry, elevated Plateau area with the Blizzard property at about 1200 meters. The extreme summer temperatures of the Okanagan are restricted to a week or two in July or August and evenings are cool and air conditioning is seldom necessary. Wet seasons, which occur in April and May and October and November, account for most of the 40 to 50 cm of annual precipitation and winter conditions last from late November to late March. Snow on roads may be a problem till the end of April. The climate and topography result in a number of lake and marsh areas and present an adequate water supply for mining operations.

The land around the Blizzard deposit is mainly Crown owned with forest rights under lease. Beaverdell is the nearest community and may have some residents with underground mining experience but personnel knowledgeable about ISL of uranium could be imported from the United States for a pilot ISL test. The Okanagan Valley contains a number of attractive residential areas for mining personnel.

Power is available from local B.C. Hydro grids and water supply is available from local streams and the Kettle River system. The ISL method should not be a large water consumer since fluids will be recycled.

The present property owners intend to evaluate the use of ISL methods for environmentally friendly removal of uranium with host material left in place. A tailings area would not be required for ISL and numerous suitable areas exist for plant sites.

History

The earliest record of radioactive minerals in British Columbia was in 1932 when an electroscopic survey was carried out by the University of British Columbia on the Radium property on Quadra Island. Carnotite was identified in seams in volcanic rocks and samples submitted to the Mines Branch, Ottawa, assayed 27.7% U_30_8 and 28.9% U_30_8. Radium Exploration, Inc. was formed but little development work was recorded.

The Rexspar deposit at Birch Island originally known as the Smuggler, was first investigated for fluorite in 1920 and later in 1942 with exploration and development work in the 1920's and 30's directed to lead-mineralization. In 1949 the Rexspar Uranium and Metals Mining Company investigated three uranium bearing zones. Development work at Rexspar in 1957, consisting of 4600 meters of diamond drilling, allowed a historic resource estimate of 1.45 million tonnes of 0.08% U_30_8. The Rexspar deposit was the only substantial uranium deposit developed in British Columbia prior to the late 1960s.

In Washington State, uranium mineralization was discovered in 1954 about 25 air miles northwest of Spokane, Washington at the Midnite Mine. Exploration drilling carried on by the AEC through the winter verified a commercial orebody. Early in 1955 a second significant discovery, the Daybreak Mine, was made near Mt. Spokane about 20 miles NNE of Spokane, Washington Drilling on the spot where unusual green crystal had been found 13 years earlier, the AEC verified the Daybreak orebody.

In 1956, the AEC signed a contract with the Dawn Mining Co. for construction of a 400 tpd processing mill at Ford, Washington. Most of the mill's requirements were met by production from Dawn's Midnite Mine with provisions made for the purchase of 100 tpd on a custom basis. Exploitation of the Midnite Mine was conduced by Dawn Mining Company between from 1957 to 1965 and 1969 to 1982 with about 2.9 million tons grading 0.2% U_30_8 treated.

The Sherwood and Big Smoke uranium deposits on the Spokane Indian Reserve in Washington State were similar to "basal type groundwater" uranium deposits in poorly consolidated Tertiary sediments in the Ningyo-Toge and Tono areas of Japan. The potential for basal type groundwater deposits extending into British Columbia was recognized by the Japanese. In 1967, PNC Exploration (Canada) Co. Ltd. ("**PNC**") conducted a car-borne scintillometer survey in the Eocene Kamloops Group. The Fuki outcrop, the discovery outcrop in British Columbia, was located during the 1968 prospecting program and car-borne scintillometer to check favourable geologic settings. A strong radioactive response was found adjacent to Dear Creek, about 32 air kilometers southeast of Kelowna. Follow-up geological, radiometric, geochemical and drilling programs by PNC located other mineralized zones near Lassie Lake and Hydraulic Lakes. Prospecting by Lacana geologists started in 1975 led to the staking of a favourable geologic target northwest of Lassie Lake in February 1976 and two percussion drilling program discovered the Blizzard uranium deposit. The Blizzard property was optioned from Lacana by Norcen Energy Resources Limited (**"Norcen"**). A joint venture company comprised of Norcen, Lacana, Campbell Chibougamou Mines Ltd. (**"Campbell"**), E & B Explorations Ltd. (**"E & B"**) and Ontario Hydro completed over 400 reverse circulation and diamond drill holes. Drill holes were used to estimate historic resources.

The Blizzard uranium deposit was advanced through a positive feasibility study with production pending outcome of a British Columbia Royal Commission of Inquiry into Uranium Mining started by Order-in-Council Number 170 dated and approved January 18, 1979. On February 27, 1980 the Minister of Mines announced a seven- year moratorium on the recording of mineral claims for the purpose of uranium exploration and the development of uranium deposits on existing claims. The ending of the moratorium and recent recovery of uranium prices has encouraged further uranium exploration and development of previously defined uranium resources.

Prior Ownership and Ownership Changes

The Blizzard Property was initially staked by Darrel Johnson for Lacana in February 1976 on the basis of favourable geological setting for uranium mineralization. The project was optioned to a group headed by Norcen in 1976 and after three years of exploration a positive feasibility study was obtained from Kilborn (as hereinafter defined) in 1979. The property was never placed in production due to a moratorium, since expired, on exploration and development for uranium resources imposed by the British Columbia government in 1980. The moratorium ended during a period of low uranium prices and the Blizzard property and most of the uranium claims in British Columbia were allowed to lapse. Areas with previous indications of uranium mineralization were staked by various individuals and consolidated by companies represented by Beruschi.

Claims were acquired over the Blizzard deposit but were dropped by the previous owner on May 5, 2005 and acquired by Adam Robert Travis on May 11, 2005. A notice was filed with the Gold Commissioner, under the MTA, by the prior property owner (Beruschi interests) of the property area, claiming "superior right, title and interest" to the claims. Based on a review of the facts, the claims was properly filed for and recorded by the Vendor under the new on-line staking provisions of the MTA. However, in order to avoid a potential lengthy and uncertain legal dispute, Beruschi, Santoy and Travis entered into the Settlement Agreement whereby the parties agreed to the immediate resolution of the title issue relating to the claims and to co-operate and assist in the acquisition of Blizzard and certain surrounding mineral claims by Boss Gold International Corp. Title to the Blizzard 1 claim has presently been assigned to Cazador.

On July 27, 2006 Boss entered into the Acquisition Agreement and subsequently, the Amendment Agreement, with Beruschi representing his companies and assigns, Santoy, Travis, and Cazador under which Beruschi, Santoy, Travis, and Cazador will sell all of their actual or proposed interest, in and to the Blizzard uranium claim and certain surrounding mineral claims to Boss.

Historical Mineral Resource and Mineral Reserve Estimates

The Blizzard uranium deposit was discovered by Lacana Mining Corporation (**"Lacana"**) in 1976 and explored till the late 1970s. The Blizzard property was optioned from Lacana by Norcen Energy Resources Limited (**"Norcen"**). A joint venture company comprised of Norcen, Lacana, Campbell Chibougamou Mines Ltd. (**"Campbell"**), E & B Explorations Ltd. (**"E & B"**) and Ontario Hydro completed over 400 reverse circulation and diamond drill holes. Drill holes were used to estimate a historic resource reported by Norcen as 2,200,000 tonnes grading 0.214% U_3O_8, using a cutoff grade of 0.025% U_3O_8. The resource estimate pre-dates NI 43-101 and is a historic estimate of the Blizzard deposits potential. Kilborn's 1979 feasibility study (**"Kilborn"**) provided historic reserve estimates that have been converted to resources as follows:

Blizzard Deposit Historic Indicated and Inferred Resources* for Blizzard Deposit After Kolborn

Category	Tonnes	Grade (% U_3O_8)	Contained Kg (% U_3O_8) (From Kilborn, 1979)
Indicated**	1,914,973	0.247%***	4,728,428
Inferred**	4,685	0.162%***	7,595

To conform with NI 43-101 conversions were necessary
* Report as reserves but rules dictate classification as resources.
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources.
*** Rounded to 3 places.

The Blizzard Uranium Deposit has been the subject of a rigorous exploration program with the deposit area grid drilled and a positive feasibility study obtained from Kilborn. Historic resources for the Donen (Cup Lake) and excluded from Blizzard Project), Fuki, Haynes and Hydraulic Lake Deposit are lower grade and defined by some grid drilling and some wide spaced drilling. Although referred to as reserves in the past, the uranium mineralized material has been reclassified as inferred resources and summarized in the table below.

Published Historic Indicated Resources for Other Blizzard Project Area Deposits.

Deposit	Inferred Resources Tonnes*	Grade (% U_3O_8)	Reference & Comments
Cup Lake	2,250,000	0.037	Nicoll, 1980 in Jones, 1990; Cup Lake=Donen Deposit; **Outside Blizzard Project area**
Hydraulic Lake (north)	1,000,000	0.02	Sutherland Brown et al., 1979
Hydraulic Lake (south)	2,055,700	0.031	Sutherland Brown et al., 1979
Haynes Lake	>2,000,000	0.017	Sutherland Brown et al., 1979
Fuki	>500,000	0.025	Boyle, 1982b

To conform with NI 43-101 conversions were necessary
* Report as reserves but rules dictate classification as resources. Indicated and Inferred Reserves were converted to Inferred-Resources. The mineralization would be considered uranium mineralized material in some jurisdictions.

Geology Setting

The Blizzard uranium project is situated within the Omineca Crystalline Belt of the Canadian Cordillera. The metamorphic basement to the crystalline belt is referred to as the Shuswap terrane and in the Kettle River area, mainly layered, probably Precambrian gneisses, are referred to as the Monashee Group. Paleozoic metasedimentary rocks of the Anarchist Group overly the core gneissic terrain and at Beaverdell are called the Wallace Mountain Formation. Uranium source rocks were emplaced during Mesocoic and Cenozoic magmatic events that resulted in the Nelson, Vahalla and Coryell granitic rocks and Tertiary volcanic, volcaniclastic and associated sedimentary rocks of the Kamloops Group and Kettle River and Marama Formations. Fluvial and lacustrine sediments accumulated in structurally controlled zones before extrusion of capping plateau basalts between about 4.7 and 5.0 Ma.

Rocks considered to be 'basement' for Tertiary unconsolidated fluvial and lacustrine deposits that underlie 'olivine plateau basalt' are divided into nine units by Little (1957, 1961). Little's subdivision of units was followed by the writer (Christopher, 1978).The units are:

- Metamorphic Rocks (Units 1, 2, 3): Metamorphic rocks generally have low radioactive background and unless associated with granitic or volcanic rocks represent poor uranium source rocks. The Monashee Group (Unit 1) of the Shuswap metamorphic terrane consists mainly of layered gneiss. The Anarchist Group (Unit 2) generally consists of fault-bounded pendants of metamorphosed sedimentary and volcanic rocks in younger plutonic rocks. The Cache Creek Group (unit 3) is mainly greenstone and has been mapped in one area along the McCulloch road.

- Nelson Plutonic Rocks (Unit 4): Nelson plutonic rocks are of hypidiomorphic granular texture and are biotite-hornblende quartz diorites or granodiorites that have a strong to moderate foliation. Younger Vahalla and Coryell intrusive rocks can generally be distinguished from Nelson intrusive rocks by their more acidic and alkaline character, lack of foliation, porphyritic nature, and higher background radiation. The Nelson intrusive rocks are not considered to be a favourable basement rocks unless associated with Vahalla or Coryell intrusive rocks.

- Valhalla Plutonic Rocks (Unit 5): Valhalla intrusive rocks are generally porphyritic quartz monzonites with related pegmatitic and hypabyssal (sills and dikes) phases. Large pink feldspar phenocrysts, abundant pegmatite, smoky quartz, cataclastic texture, and purple fluorite veins or fracture coatings are common features of this unit and are considered to be characteristic of good uranium source rocks. K-Ar ages from the Beaverdell area indicate an Eocene age for some phase of this unit.

- Kettle River Formation (Unit 6) and Kamloops Group (Unit 7): The Kettle River Formation may be an extrusive equivalent of Valhalla plutonic rocks with abundant rhyolitic tuffs and flows having Vahalla like chemical composition. Strong uranium silt response is obtained from fault-controlled stream valleys that cut this unit but some strong radiometric responses result from high thorium content. The main exposure of the Kamloops Group rocks is east of Cup and State Lakes and near Dear Creek. Along Dear Creek south of the Beaverdell Creek road, the rocks are of alkaline character and may be correlatives of the Marron Formation (Church, 1973). Although a phase of the Coryell plutonic rocks cut this unit, it appears to be partly an extrusive equivalent of Coryell plutonic rocks.

- Coryell Plutonic Rocks (Unit 8): Coryell plutonic rocks are generally represented by syenitic or monzonitic phases except in the area of Dear Creek and along the western margin of Kamloops group rocks where pyroxene or amphibole-bearing quartz syenite or quartz monzonite occurs. Syenitic Coryell plutonic rocks can generally be distinguished by reddish weathering and high to very high background radiation. A swarm of N20°W trending Coryell dikes cut pegmatitic Vahalla rocks in the area of the Blizzard deposit.

- Marama Formation (Unit 9): Volcanic rocks of intermediate composition occur along Wilkinson Creek near Carmi. Generally northerly trending feeder dikes (unit 9A) occur with Coryell dikes near the Blizzard deposit. Since the dykes appear to be younger than Coryell or Marron Formation rocks they are correlated on the basis of age and composition with the Marama Formation (Church, 1973).

- Plateau Basalt Formation (Unit 10).

Rocks considered to be "basement" to the Blizzard deposit consist mainly of Nelson and Valhalla intrusions and dykes of a felsic, alkaline nature and olivine basalt (feeders of plateau basalts). Dykes account for about 5% of the basement rocks and occur in swarms with N20°W and N15-25°E strikes. The uranium deposit is a flat-lying body of loosely consolidated sandstone and mudstone occurring mainly beneath a capping of basalt. The basalt cap is massive at the top and becomes vesicular as it approaches the underlying sediments. The hosting sediments occupy an area about 1600 meters by 150 meters and have an average thickness of about 15 meters. Uranium occurs in a series of horizontal lenses generally striking NW to SE. The mineralization is covered by up to 60 meters of Basalt and minor recent sediments with average depth to the top of the deposit about 30 meters.

The paleo-stream channel that contains the carbonaceous sediments that host the Blizzard deposit is considered to have formed during Miocene (26 Ma to 7 Ma) or earliest Pliocene (& Ma to 2Ma) before the extrusion of the plateau basalt cap at about 5 Ma K-Ar whole rock age determination. Pleistocene glacial and glacofluvial deposits represent the last major unit deposited in the area and form a generally thin layer overlying other units.

A diatreme breccia pipe occurs at the northwest end of the Blizzard deposit and intrudes the basalt and sedimentary rocks. The breccia pipe is mushroom shaped and from 60 to 90 meters in diameter. Breccia bodies have not been described at other, similar deposits, but the pipe occurs at the higher grade end of the deposit and may have increased fluid flow resulting in higher grade.

The presence of carbonaceous trash in host sedimentary rocks is common to most of the basal type deposits. Limonite staining is common and carbonaceous debris is rare in a sandstone unit. Carbonaceous sandstone contains 5 to 15% carbonaceous debris and is often interbedded with carbonaceous mudstone. Carbonaceous mudstone contains carbonaceous material from fine debris to wood fragment up to 4cm.

Structurally controlled linears and the structurally controlled channels containing the Blizzard deposit have similar north-northwest orientations. Structurally controlled dike swarms occur in both north-northwest and north-northeast directions. Structures that control emplacement of a breccia pipe near the north end of the Blizzard deposit have not been defined.

Deposit Types

The Blizzard uranium deposit has been classified as a basal type deposit and as a channel conglomerate type. Basal type uranium deposits in the Okanagan Plateau occur in poorly consolidated fluvial or lacustrine carbonaceous sediments. Hosted sedimentary rocks are capped by an impermeable horizon, either Pliocene or Miocene plateau basalt (4.7 Ma (million years) and 5.0 Ma K/Ar ages) or by sediments of low permeability. Organic-rich sediments occupying paleostream channels or basins have maintained a reducing environment that caused deposition of secondary uranium minerals in areas of groundwater entrapment. The term basal type uranium deposit is applied to these deposits because they often occur in a basal sequence of gravel and sands overlying a major unconformity and are below or at the base of a trapping impermeable layer. Unifying genetic and physical characteristic also allow classification of the deposits as channel, stratabound or groundwater type uranium deposits. Favourable parameters for the formation of basal type uranium deposits of the Okanagan Plateau are:

- The presence of leachable uranium in high background granitic or volcanic terrane (eg. Coryell syenite, Valhalla quartz monzonite, Kettle River volcanics or Kamloops Group volcanics in the East Okanagan uranium area);

- Weathering or faulting provides ground preparation for oxidizing groundwater or other leaching solution;

- The presence in an aquifer of carbonaceous (reducing) stream and lake sediments that allow trapping of groundwater solutions and formation of a reducing environment in a normally oxidizing groundwater system;

- An impermeable cap (eg. Plateau basalt) that protects the deposits from erosion and from oxidizing surface waters; and

- The emplacement of a breccia pipe at Blizzard may have affected fluid flow and caused a higher grade northerly sector of the deposit although similar deposits have formed elsewhere without evidence of breccia pipe formation.

Mineralization

At the Blizzard uranium deposit, the two most abundant uranium minerals are autunite, (calcium uranyl phosphate), ningyoite (hydrated uranium-calcium-cesium phosphate) and saleeite (magnesium uranyl phosphate). Autunite and saleeite occur primarily within the sandstone and mudstone as coatings surrounding the clasts and within the matrix. Uranium minerals occur to a lesser extent within the conglomerate, a breccia pipe and intermittently within the upper few meters of the basement rocks. The ore body is sinusoidal and trends southeast in a channel containing fluvial sediments. Significant mineralization varies from 40 to 275 meters in width and from 0.6 meters to 16.6 meters in thickness. The uranium is concentrated in a series of horizontal lenses and does not appear to be associated with other metallic minerals.

Exploration

Boss has not conducted recent exploration on the Blizzard uranium project. Blizzard property has previously been explored by Lacana and a consortium of companies with Norcen as the operating manager. Investigations by Santoy, Travis and Beruschi have been limited to data acquisition and to site examinations. Santoy has personnel with experience on the Blizzard deposit and has contacted consultants and previous staff to investigate the practicality and advantages obtained by using experienced personnel.

Boss has not conducted exploration on the Fuki, Cup Lake or Haynes Lake uranium mineralized areas. The Fuki, Cup Lake and Haynes Lake occurrences were explored in the late 1960s and 1970 by PNC, a Japanese uranium exploration company. Diamond drilling was used to identify small, low grade uranium deposits.

Drilling

At the Blizzard uranium deposit Lacana completed 15 holes totaling 954 meters of percussion drilling in 1976. Norcen completed 33 diamond drill holes totaling 2040.4 meters and 19 rotary holes totaling 521.64 meters in 1977; 294 diamond drill holes totaling 15,000 meters and 47 rotary holes totaling 2,000 meters in 1978; and 86 percussion drill holes totaling 1,384 meter in 1979. Drilling done during 1977 and 1978 was used by Kilborn in calculations that form the basis of their reserve estimate. Kilborn stated that the drilling basis for their estimate is 327 diamond drill holes completed during 1977 and 1978 and 19 rotary drill holes completed during 1977.

The "Ore Body" was described by Kilborn as follows: "The concentration of ore grade uranium in sedimentary rocks appears to be continuous from 70 metres northwest of the basalt capping (3680N) to at least 265 metres southeast of the basalt, a minimum distance of 1520 metres. The ore varies from 40 metres to 275 metres in width, and from 0.6 metres to 16.6 metres in thickness. The ore body is sinusoidal and trends southeasterly. At approximately section 3300N the ore formation suddenly spreads southerly from a width of 75 metres on 3300 N to a width of 275 metres on 3270 N. It gradually narrows to a width of 60 metres at 2870 N and continues on a course less than 100 metres wide to its southeastern end at section 2160 N."

Kilborn identified mineralized zone I through VI with most of the estimated mineral resource in Zones I through III. The distribution of zones is summarized in Figure 13.1 from Kilborn. Zone I contains higher grade, approximately 0.5% U_3O_8, from the northwest end to basement highs at 3300N. The southern part of Zone I and all of Zone II grade approximately 0.1% U_3O_8. Zone III, situated mainly in talus conglomerate, averages 0.3% U_3O_8 (Kilborn, 1979).

Sampling and Analysis and Security of Samples

Blizzard property data was mainly from samples collected by Norcen personnel and consultants. The last major program on the Blizzard structure was completed in 1979. A seven year moratorium on uranium mining and exploration expired and today uranium claims are treated like other metal mining claims although owners can expect to be required to perform stricter environmental monitoring.

Several site examinations of the Blizzard uranium project were conducted during the late 1970's by the writer of the Report as a representative of the British Columbia Ministry of Energy, Mines and Petroleum Resources and it was found that the personnel were competent and the exploration was in accordance with industry best practice standards. Holes were logged geologically and radiometrically and cores split and sent for chemical assays to Loring Laboratories Ltd. in Calgary, Alberta. Chemical assays were generally higher that radiometric assays suggesting that the uranium deposit is very young, possible still forming and uranium daughter products have not had time to reach equilibrium.

Several site examinations of the Fuki, Donen (Cup Lake) and Haynes Lake deposit areas were conducted by a representative of the British Columbia Industry of Forest Mines and Petroleum Resources with PNC geologists and the PNC exploration was conducted using 1970s best practices and equipment.

Field examinations of the Blizzard Property were conducted from 1977 through 1979 during uranium exploration programs and uranium hearings. The presence of significant uranium values has been checked and confirmed by previous operators and several government agencies. Positive feasibility studies were produced by Kilborn in 1979.

Mineralized drill core was removed by Norcen from the Blizzard deposit and unmineralized core was buried. No surface showings of Blizzard deposit mineralization exist and drilling would be required to obtain confirmation engineering samples. Since Federal and provincial government officials and several mining companies have previously confirmed the presence of significant uranium mineralization in Norcen drill core and no surface outcrops occur, no engineer's check samples were attempted.

An examination was made of the site of the Fuki outcrop where Japanese geologists made the initial discovery in 1968. The radioactivity at the discovery outcrop has decreased due to exposure to surface oxidation. The Fuki discovery outcrop measured 10m by 3m and assayed 0.10% uranium across 1.5 meters.

Mineral Resources and Mineral Reserves

Mineral Resource Estimates

The Blizzard property has historic mineral resources that are discussed and reported above under the heading "History" which have been converted from Kilborn's historic reserves in the following section.

Mineral Reserve Estimates

The Blizzard property has not been the subject of a recent positive pre-feasibility or feasibility study and therefore does not have current mineral reserve estimates. Historic reserves estimated by Kilborn in a positive feasibility study have been converted to resources to comply with NI 43-101 and are reported below and under "History". The following information and parameters where used by Kilborn for resource estimation:

- The dry bulk density used in the estimation is 2.25 tonnes per cubic meter;
- A minimum grade of 0.025% % U_30_8 over a minimum one meter thickness was considered and shorter high grade section were diluted at zero grade to one meter;
- The maximum projection of ore beyond a drill hole was 15 meters and normally a projection of 5-10 meters was assumed;
- Drilling done during 1977 and 1978 was used for estimations with 327 diamond drill holes and 19 rotary drill holes used;
- Resources were estimated using the horizontal polygon method;
- Polygons were drawn on plans to conform with geologic interpretation; and
- Chemical assays were used when available and radiometric assays used only when no material was recovered for chemical assay.

Category	Tonnes	Grade (%U_3O_8)	Contained Kg (%U_3O_8) (From Kilborn, 1979)
Indicated**	1,914,973	0.247%***	4,728,428
Inferred**	4,685	0.162%***	7,595

To conform with NI 43-101 conversions were necessary
* Report as Reserves but rules dictate classification as resources.
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources.
** Rounded to three places.
The resources estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Sufficient work has not been done to classify the historic resources estimates as a current mineral resource and Boss is not treating the historic estimates as a current mineral resource or reserve. The historic resource estimates provide an indication of the potential of the Blizzard Deposit and are relevant and required for complete disclosure.

Extent Mineral Resources Affected by Metallurgical and Mining Parameters

The Blizzard uranium resources have good leaching characteristic and Kilborn estimated 97% recovery based on sulphuric acid leaching. The ISL methods were not as well know at the time of the Kilborn feasibility study and the ISL option was dismissed without serious consideration. If an ISL method can be used, then mineralized material could be treated in place and the presence of an open pit on the Okanagan Plateau, a concern to recreational land users and environmentalists, would not apply.

Exploration and Development

Exploration of the Blizzard claim is at an advanced stage and the property is at the engineering, metallurgical testing, process selection and permitting stage. Pilot processing is warranted at current prices and therefore the permitting and necessary baseline environmental studies should be expedited.

An initial program of research and conceptual modeling of the ISL methods for extracting uranium from the Blizzard deposit is recommended. Baseline environmental study should be started as soon as possible to establish natural background values in local waters and terrain. The Phase 1 program should consist of a compilation of all available data not currently in hand, and in particular, the original environmental baseline studies (including the exact location of all bore-hole and stream water monitoring sites). A minimum of 12 months of new water quality data will be required (two field seasons, starting prior to the spring freshet of 2007). A minimum of 3,000 metres of diamond drilling (60 holes averaging 50 metres) is proposed to better define the lateral extent of the Blizzard deposit and to address the following:

- In-fill drilling and ore body edge determinations (minimum of 37 holes);
- Grade & thickness verifications (minimum of 10 holes twinning existing diamond and rotary drill holes – sites to be determined);
- Baseline water monitoring (number of holes and location will be dependent on suitability of existing capped holes to act as water monitoring sites);
- Twin existing rotary holes for verification of prior chemical and equilibrium study (minimum of 4 holes – sites to be determined);
- Geotechnical investigations (sites to be selected by a geotechnical engineer); and
- Condemnation drilling.

The Phase 2 program will investigate the technical efficacy, the environmental impact and permitting requirements and public acceptance of conventional open pit mining versus the possibility of in situ leaching. Contingent upon an early selection of a mining method, further site investigations will be required (final in-fill drilling, geotechnical drilling, acid mine drainage studies, condemnation drilling and further water monitoring/usage studies). This will culminate in a pre-feasibility study.

A budget estimate of $2,500,000 is set out for the recommended Phase 1, data base acquisition, drilling, current resource study, and field and laboratory testing of the ISL method of extraction for the Blizzard deposit, a current base line environmental study and public information programs to present the benefits of mining the Blizzard deposit summarized in the table under "Principal Source of Funds".

A success contingent Phase 2 program of pilot testing of ISL methods is dependent on the successful laboratory tests and ability to obtain necessary permits and local support for safely removing uranium from the Blizzard Deposit.

Recommendation of Phase Two Work

The scope and design of the Phase 2 program will be contingent upon the outcome of the initial public hearings and the selection of mining technique. Drill testing of other targeted areas should also be provided for at this stage. A proposed budget is $4,500,000.

Opinion that Property is of Sufficient Merit to Justify Work Recommended

An independent geologist has determined that the character of the property is of sufficient merit to justify the recommended Phase 1 program, and the program represents a worthwhile investment by Boss.

Objectives

The objectives of Boss following the Acquisition will be to conduct further exploration and testing of the Blizzard claim and to implement the exploration program recommended by its geologists. In addition, Boss may seek to acquire further complementary properties.

Milestones

In order to achieve its objectives, Boss must carry out the following:

(i) resume trading on the Exchange and graduate from the NEX to at least Tier 2 of the Exchange;

(ii) secure sufficient funding in order to implement the work programs recommended by its independent geologists; and

(iii) implement the work programs recommended by its independent geologists.

Available Funds and Principal Purposes

Available Funds

Sources	Funds
Working capital as at April 30, 2007 (approximate)	$550,000
Flow-through payments from Santoy[(1)]	$1,000,000
Gross Proceeds of Private Placements	$6,260,000
Total:	$7,810,000

(1) Pursuant to the Agreement, Santoy has covenanted to provide $1,000,000 towards exploration expenditures on the Properties, which is expected to be available in the form of flow-through payments over a period of time following the Completion Date.

Principal Purposes of Funds

The following table summarizes the use of the funds available to Boss:

Type	Description	Estimated Cost
Payment to Beruschi pursuant to the Agreement	Further consideration for the Additional Blizzard Claims, the Hydraulic Lake Claims and the B Claims Option.	$1,200,000[(1)]
Other Incidental costs	Estimated incidental costs relating to completing the Transactions	$300,000[(2)]
"Phase I" Work Program		
Project Preparation		$50,000
Engineering Staff		$250,000
Baseline Environmental Studies	Minimum 12 month water quality data required	$100,000
Drilling and Engineering	In-fill, grade and thickness verification, water monitoring, equilibrium studies, geotechnical and condemnation.	$1,500,000
Public Relations and Education	Public Relations and Education program for the Okanagan Valley and Beaverdell-Rock Creek Areas	$250,000
Site Investigations and Review of Other ISL Uranium Sites	Research, site visits, engineering	$100,000
Legal and Title		$25,000
Permitting	For site investigation only	$25,000
Contingency		$200,000
	Total:	2,500,000
"Phase II" Work Program		
Pre Feasibility study	Including engineering selection and final exploitation technique, environmental impact study, additional drilling and metallurgical investigations, site engineering, process engineering, transportation, project engineering and permitting and community relations program.	$3,710,000[(3)]
Unallocated Working Capital		$100,000
Total Estimated Cost		$7,810,000

(1) Pursuant to the Agreement, Boss shall pay a further cash consideration of $1,200,000 to Beruschi on or before the completion of the first Private Placement to be completed in conjunction with the Acquisition.

(2) Estimate of expenses including the Agent's fees and expenses, professional fees, listing fees, printing and other miscellaneous costs.

(3) The total estimated budget for the Phase II Work Program is approximately $4,500,000. To the extent that further funds are required for the completion of the Phase II Work Program, Boss expects to raise additional capital through joint ventures, debt financing, equity financing or other means. However, there is no assurance that such additional capital can be secured under commercially reasonable terms or at all. See Risk Factor entitled "Substantial Capital Requirements and Liquidity".

GENERAL MATTERS

Sponsorship and Agent Relationship

On September 27, 2006, Boss entered into an agreement with Blackmont of 440 2nd Avenue S.W. Suite 2200, Calgary AB T2P 5E9 pursuant to which Blackmont agreed to act as the Sponsor of Boss in connection with its RTO. In connection with the sponsorship, Boss has agreed to pay Blackmont a sponsorship fee plus all reasonable disbursements and Blackmont's legal fees incurred in connection with the sponsorship of Boss. Blackmont has also been provided, for a period of one year from the closing date of the Acquisition, with an exclusive right and opportunity to lead any offering of securities of Boss to be issued and sold to the public in Canada by private placement or public offering or to provide professional, sponsorship or advisory services performed by a broker or investment dealer. Boss also announced that it has retained Blackmont to act as its agent, on a best efforts basis, in connection with the Brokered Private Placement for which Blackmont will receive a cash compensation of 7% of the gross proceeds and an option entitling Blackmont to acquire that number of Units equal to 7% of the number of Units sold under the Brokered Private Placement at a price of $0.75 per Unit for a period of 18 months from closing of the Brokered Private Placement.

Other than as disclosed elsewhere in this Filing Statement, Boss is not a related party or a connected party to Blackmont as such terms are defined under the policies of the Exchange. Blackmont, its directors, officer and employees may own shares or options to acquire shares of Boss and may acquire further shares or options in the future.

Experts

There is no beneficial interest, direct or indirect, in any securities or property of Boss or of an associate or affiliate of Boss, held by a professional person, as those terms are defined in the policies of the Exchange.

The Properties are the subject of a technical report dated November 15, 2006 (revised February 23, 2007 and May 30, 2007) prepared by Peter A. Christopher, Ph. D., P. Eng. Boss is not aware of any interest either direct or indirect, in Boss, the Vendors or the Acquisition held by Mr. Peter Christopher.

Other Material Facts

There are no other material facts relating to the securities proposed to be offered and not disclosed elsewhere in the Filing Statement.

Board Approval

The content and the wording of this Filing Statement have been approved by the board of directors of Boss.

CERTIFICATE OF BOSS

DATED: May 30, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Boss Gold International Corp. assuming completion of the Transactions.

ON BEHALF OF BOSS GOLD INTERNATIONAL CORP.

"Douglas Brooks"
Douglas Brooks
President, Chief Executive Officer and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Irvin B. Ridd"
Irvin B. Ridd
Director

"Ron Hughes"
Ron Hughes
Director

EXHIBIT I

BOSS FINANCIAL STATEMENTS

BOSS GOLD INTERNATIONAL CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors,
Boss Gold International Corp.

We have audited the consolidated balance sheets of Boss Gold International Corp. as at December 31, 2006, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 18, 2007, except as to Note 8 which is as of
May 30, 2007

"Amisano Hanson"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD INTERNATIONAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

ASSETS	2006	2005	2004
Current			
Cash	$ 859,010	$ 86,641	$ 1,274
GST receivable	4,586	7,550	4,712
Prepaid expenses	36,200	1,250	1,250
	899,796	95,441	7,236
Capital assets – Note 3	3,315	507	737
	$ 903,111	$ 95,948	$ 7,973
LIABILITIES			
Current			
Accounts payable – Note 5	$ 126,386	$ 283,081	$ 1,167,391
SHAREHOLDERS' EQUITY (DEFICIENCY)			
Share capital – Notes 4 and 8	5,860,068	4,465,051	3,175,851
Contributed surplus	22,201	47,618	46,900
Deficit	(5,105,544)	(4,699,802)	(4,382,169)
	776,725	(187,133)	(1,159,418)
	$ 903,111	$ 95,948	$ 7,973

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 7
Subsequent Events – Note 8

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004
Administrative expenses			
Accounting and audit fees	$ 21,891	$ 13,868	$ 17,660
Amortization	452	230	222
Consulting fees – Note 5	79,254	5,600	-
Filing fees	7,982	7,940	8,157
Interest	27,818	144,729	97,008
Legal fees	144,236	14,365	45,993
Management fees	30,000	30,000	30,000
Office and miscellaneous	26,711	15,341	10,096
Property investigation costs	5,894	-	-
Rent	36,000	36,000	36,000
Stock based compensation – Note 4	-	40,618	46,900
Telephone	1,200	1,316	1,200
Transfer agent fees	2,935	7,626	3,636
Wages	21,369	-	-
Net loss for the year	(405,742)	(317,633)	(296,872)
Deficit, beginning of the year	(4,699,802)	(4,382,169)	(4,085,297)
Deficit, end of the year	$ (5,105,544)	$ (4,699,802)	$ (4,382,169)
Basic and diluted loss per share	$ (0.05)	$ (0.11)	$ (0.09)
Weighted average number of shares outstanding	8,133,286	2,963,469	3,358,620

SEE ACCOMPANYING NOTES

BOSS GOLD INTERNATIONAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

	2006	2005	2004
Operating Activities			
Net loss for the year	$ (405,742)	$ (317,633)	$ (296,872)
Add items not involving cash:			
Amortization	452	230	222
Stock based compensation	-	40,618	46,900
	(405,290)	(276,785)	(249,750)
Changes in non-cash working capital items related to operations:			
GST receivable	2,964	(2,838)	8,834
Prepaid expenses	(34,950)	-	3,000
Accounts payable	(147,695)	(878,010)	237,620
Cash used in operating activities	(584,971)	(1,157,633)	(296)
Investing Activity			
Purchase of equipment	(3,260)	-	-
Financing Activity			
Share issuances	1,360,600	1,243,000	-
Increase in cash during the year	772,369	85,367	(296)
Cash, beginning of the year	86,641	1,274	1,570
Cash, end of the year	$ 859,010	$ 86,641	$ 1,274
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 9

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,105,544 since its inception, has working capital of $773,410, which may not be sufficient to fund operations for the next fiscal year and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from these estimates.

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

Note 2 Significant Accounting Policies – (cont'd)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded using the declining balance method over the estimated useful life of the assets at the following annual rates:

Computer equipment	30%
Office furniture	20%

In the year of acquisition amortization is recorded at one-half rates.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

f) Stock-based Compensation

The Company has a stock option plan which is described in Note 4. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recognized at their fair value on the date of grant. Stock-based compensation expense is recognized in the statement of operations over the vesting period. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

(Stated in Canadian Dollars) – Page 3

Note 2 Significant Accounting Policies – (cont'd)

f) Stock-based Compensation – (cont'd)

The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Note 3 Capital Assets

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 4,601	$ 1,615	$ 2,986
Office furniture	1,388	1,059	329
	$ 5,989	$ 2,674	$ 3,315

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 1,342	$ 1,221	$ 121
Office furniture	1,388	1,002	386
	$ 2,730	$ 2,223	$ 507

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 1,342	$ 1,131	$ 211
Office furniture	1,388	862	526
	$ 2,730	$ 1,993	$ 737

Note 4 Share Capital

a) Authorized:

100,000,000 common shares without par value

(Stated in Canadian Dollars) – Page 4

Note 4 Share Capital – (cont'd)

b) Issued:

		Number of Shares	Amount
Balance, December 31, 2003 and 2004		3,358,620	$ 3,175,851
For cash:			
Pursuant to a private placement	- at $0.06	3,300,000	198,000
Consolidation – 3 for 1*		(4,439,079)	-
For cash:			
Pursuant to a private placement	- at $0.2025	4,938,262	1,000,000
Pursuant to exercise of options	- at $0.54	94,998	51,300
Reclassification of stock-based compensation charges upon exercise of share purchase options		-	39,900
Balance, December 31, 2005		7,252,801	4,465,051
For services:			
Pursuant to exercise of options	- at $0.54	16,666	9,000
For cash:			
Pursuant to exercise of options	- at $0.28	97,394	27,270
Pursuant to exercise of warrants	- at $0.27	4,938,262	1,333,330
Reclassification of stock-based compensation charge upon exercise of share purchase options		-	25,417
Balance, December 31, 2006		12,305,123	$ 5,860,068

*On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

On February 16, 2007, the Company increased its authorized capital to an unlimited number of shares.

c) Commitments:

Stock Option Plan and Stock-based Compensation

The Company has established a stock option plan for directors, officers, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2006 under the Company's stock option plan:

Number	Exercise Price	Expiry Date
117,393	$0.28	November 7, 2007

(Stated in Canadian Dollars) – Page 5

Note 4 Share Capital – (cont'd)

c) Commitments – (cont'd)

Stock Option Plan and Stock-based Compensation – (cont'd)

Under the Company's stock option plan, the exercise price of each option and vesting terms are determined by the Board, subject to the policies of the TSX Venture Exchange. The maximum option term is five years. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the outstanding shares of the company.

A summary of the changes in the Company's stock options for the years ended December 31, 2006, 2005 and 204 is presented below:

	December 31, 2006		December 31, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options outstanding and exercisable, beginning of year	231,453	$0.30	111,664	$0.54	-	$ -
Granted	-	$ -	214,787	$0.28	335,000	$0.18
Exercised	(114,060)	$0.31	(94,998)	$0.54	-	$ -
Options outstanding and exercisable, end of year	117,393	$0.28	231,453	$0.30	335,000	$0.18

During the year ended December 31, 2006, a compensation charge associated with stock options granted to directors and a consultant of the Company in the amount of $Nil (2005: $40,618; 2004: $46,900) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2006	2005	2004
Risk-free interest rate	-	3.48%	2.4%
Expected dividend yield	-	0%	0%
Expected stock price volatility	-	136%	100%
Expected life	-	2 years	2 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.19 (2004: $0.42).

(Stated in Canadian Dollars) – Page 6

Note 4 Share Capital – (cont'd)

c) Commitments – (cont'd)

Share Purchase Warrants

	December 31, 2006		December 31, 2005		December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Warrants outstanding and exercisable, beginning of year	4,938,262	$0.27	-	$ -	-	$ -
Granted	-	$ -	4,938,262	$0.27	-	$ -
Exercised	(4,938,262)	$0.27	-	$ -	-	$ -
Options outstanding and exercisable, end of year	-	$ -	4,938,262	$0.27	-	$ -

Note 5 Related Party Transactions

At December 31, 2006, accounts payable included amounts totalling $3,740 (2005: $10,313; 2004: $10,313) owing to a director and to companies with a common director or officer. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the year ended December 31, 2006, the Company paid consulting fees of $60,000 (2005: $Nil; 2004: $Nil) to a director.

Note 6 Income Taxes

The Company has accumulated Canadian exploration and development expenses totalling $1,175,811 and non-capital losses totalling $1,665,381 which can be utilized to offset taxable income of future years. The non-capital losses expire as follows:

2007	$ 160,161
2008	119,585
2009	155,432
2010	300,065
2014	249,750
2015	276,785
2026	403,603
	$ 1,665,381

(Stated in Canadian Dollars) – Page 7

Note 6 Income Taxes – (cont'd)

The significant components of the Company's future income tax assets are as follows:

	2006	2005	2004
Non-capital losses	$ 568,228	$ 477,905	$ 472,115
Exploration and development expenses	401,187	400,952	442,340
Less: valuation allowance	(969,415)	(878,857)	(914,455)
	$ -	$ -	$ -

Note 7 Commitments

The Company entered into an agreement dated July 27, 2006 (the "Agreement") to purchase the Blizzard uranium claim (the "Claims"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims by the issuance of a total of 52,500,000 common shares by the Company.

Title to the Claims had been under dispute. The following are key terms of the Agreement between the parties:

1) The vendors agree to transfer to the Company their right and interest in and to the Claims and to certain other mineral claims that surround the Blizzard uranium claim (the "Additional Blizzard Claims").

2) The vendors agree to transfer the "Hydraulic Lake Claims" to the Company for consideration of $50,000 (together with the Additional Blizzard Claims and the Blizzard Claims, the "Properties").

3) The Company will pay additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

4) The vendor will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase an additional 5% working interest in exchange for a $1.00 per pound uranium royalty.

5) The Company will have an Option from a vendor to acquire a 51% interest in the Fuki and Haynes Lake Claims (the "B Claims") and will have a right of first refusal over such claims for a set time period.

6) A vendor will receive a royalty of $1.50 per pound uranium on the Properties and a different vendor will receive a $0.50 per pound uranium royalty on the Blizzard Claim.

(Stated in Canadian Dollars) – Page 8

Note 7 Commitments – (cont'd)

The Agreement is subject to regulatory and shareholder approval.

One of the record holders of certain mineral claims in the Additional Blizzard Claims, which a vendor is to transfer to the Company pursuant to the terms of the Agreement, has currently refused to complete the transfer of such claims. This same record holder also holds certain mineral claims in the B Claims, which are the subject of the Option pursuant to which the aforesaid vendor may, in the future, be required to transfer a 51% interest in such claims to the Company pursuant to the terms of the Option. The vendor has commenced action in the Supreme Court of British Columbia seeking specific performance of an agreement they have with such party to transfer the claims held by the party to the Company.

Note 8 Subsequent Events

Subsequent to December 31, 2006:

The Company announced that it retained Blackmont Capital Inc. ("Blackmont") to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company intends to complete a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

The Financings are subject to regulatory and shareholder approval.

Note 9 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded from the statement of cash flows:

During the year ended December 31, 2006, $9,000 due for the issue of 16,666 stock options was paid by settlement of accounts payable.

During the year ended December 31, 2005, $10,000 due for the issue of 49,383 units was paid by settlement of accounts payable.

EXHIBIT II

PRO FORMA FINANCIAL STATEMENTS

BOSS GOLD INTERNATIONAL CORP.

COMPILATION REPORT AND PRO FORMA CONSOLIDATED BALANCE SHEET

December 31, 2006

(Unaudited – See Compilation Report)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED BALANCE SHEET

To the Directors of Boss Gold International Corp.:

We have read the accompanying unaudited pro forma consolidated balance sheet of Boss Gold International Corp. (the "Company") and have performed the following procedures:

1. Compared the figures in the columns to the audited balance sheet of the Company as at December 31, 2006 and found them to be in agreement.

2. Made enquires of certain officials of Boss Gold International Corp. who have the responsibility for financial and accounting matters about:
   a. the basis for determination of the pro forma adjustments; and

   b. whether the pro forma consolidated financial statement complies as to form in all material respects with applicable TSX Venture Exchange requirements.

   The officials:

   c. described to us the basis for determination of the pro forma adjustments, and

   d. stated that the pro forma statement complies as to form in all material respects with applicable TSX Venture Exchange requirements.

3. Read the notes to the pro forma consolidated financial statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pro forma balance sheet" and found the amounts to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statement, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.

Vancouver, Canada
May 4, 2007

"AMISANO HANSON'
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BOSS GOLD INTERNATIONAL CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2006
(Unaudited – See Compilation Report)

ASSETS	Boss Gold International Corp.	Pro Forma Adjustments	Note Reference	Pro Forma Consolidated Balance Sheet
Current				
Cash and cash equivalents	$ 859,010	$ 6,260,000	2(b)	$ 6,742,235
		(376,775)	2(b)	
GST receivable	4,586			4,586
Prepaid expenses	36,200			36,200
	899,796	5,883,225		6,783,021
Capital assets	3,315	-		3,315
Resource properties	-	50,468,750	2(a)	50,468,750
	$ 903,111	$ 56,351,975		$ 57,255,086
LIABILITIES				
Current liabilities				
Accounts payable	$ 126,386	$ 1,250,000	2(a)	$ 1,376,386
SHAREHOLDERS' EQUITY				
Share capital	5,860,068	49,218,750	2(a)	60,713,371
		6,260,000	2(b)	
		(625,447)	2(b)	
Contributed surplus	22,201	248,672	2(b)	270,873
Deficit	(5,105,544)			(5,105,544)
	776,725	55,101,975		55,878,700
	$ 903,111	$ 56,351,975		$ 57,255,086

APPROVED BY THE DIRECTORS:

/s/ Irvin B. Ridd   */s/ Ron Hughes*

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET
December 31, 2006
(Unaudited – See Compilation Report)

Note 1 Basis of Preparation

Boss Gold International Corp. (the "Company") was incorporated under the Company Act (British Columbia).

Management has prepared the unaudited pro forma consolidated balance sheet of the Company. The balance sheet for the Company is as at December 31, 2006 and has been compiled from information derived from the audited financial statements of the Company as at December 31, 2006. In the opinion of management of the Company, the pro forma consolidated balance sheet includes all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet is not necessarily indicative of the Company's financial position on the date of the completion of the proposed acquisition. It is the recommendation of management that the pro forma consolidated balance sheet should be read in conjunction with the audited financial statements and the accompanying notes included in the Filing Statement.

Note 2 Pro Forma Transactions, Assumptions and Adjustments

The pro forma consolidated balance sheet gives effect to the proposed acquisition of the Blizzard uranium claims (the "Claims") by the Company and has been prepared as if the transaction described below occurred on December 31, 2006.

The post consolidated pro forma assumptions and adjustments are as follows:

a) Pursuant to an Acquisition agreement dated July 27, 2006, the Company will purchase the Claims by issuing 52,500,000 common shares of the Company at a price of $0.9375 per share to vendors of the Claims and make cash payments totaling $1,250,000 for certain other mineral claims that surround the Claims. The common shares issued by the Company are valued at the market price of the shares. The estimated purchase price allocation has been allocated as follows:

	Number	Amount
Purchase price consideration		
Shares issued – at $0.9375	52,500,000	$ 49,218,750
Cash		1,250,000
		$ 50,468,750
Resource properties		$ 50,468,750

The above purchase price has been determined from information that is available to management and incorporates estimates.

Note 2 Pro Forma Transactions, Assumptions and Adjustments – (cont'd)

b) The Company will complete a financing pursuant to a brokered private placement (the "Private Placement") of 7,176,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,382,500. Further, the Company intends to complete a non-brokered private placement of up to 1,170,000 Units at a price of $0.75 per Unit for aggregate gross proceeds of $877,500 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Company and one-half of a common share purchase warrant (a "Warrant").

Each whole Warrant is exercisable for one common share of the Company for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Company, if after expiry of the four month hold period the closing price of the Company's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Company so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Company to the holders of the Warrants.

The agent is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement. The fair value of the agent's options is $248,672.

c) The pro forma effective income tax rate of the Company is 34.12%.

Note 3 Share Capital

a) Authorized:

Unlimited number of common shares without par value

b) Pro forma common shares issued:

	Number of Shares	Amount
Shares issued at December 31, 2006	12,305,123	$ 5,860,068
Issued pursuant to acquisition of Blizzard Claims 2(a)	52,500,000	49,218,750
Issued for cash pursuant to private placements 2(b)	8,346,666	6,260,000
Deduct: share issue costs 2(b)	-	(625,447)
	73,151,789	$ 60,713,371

EXHIBIT III

CONSENTS

1. Consent of Amisano Hanson, Chartered Accountants.
2. Consent of Peter A. Christopher, Ph.D., P.Eng.

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

May 30, 2007

TSX Venture Exchange
P.O. Box 11633
2700 – 650 West Georgia Street
Vancouver, BC
V6B 4N9

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Corporate Finance

Alberta Securities Commission
4th Floor, 300 5th Avenue SW
Calgary, AB
T2P 3C4

Attention: Corporate Finance

Ontario Securities Commission
Suite 1800 – 20 Queen Street West
Box 55
Toronto, ON
M5H 3S8

Attention: Corporate Finance

Dear Sirs:

Re: Boss Gold International Corp.

We have read the Filing Statement of Boss Gold International Corp. (the "Company") dated May 30, 2007 related to the Company's proposed issuance of 52,500,000 common shares to acquire the Blizzard Claim and proposed sale of 8,346,666 units at $0.75 per unit.

We consent to the use in the above-mentioned Filing Statement of our report to the directors of Boss Gold International Corp. on the balance sheets of the Company as at December 31, 2006, 2005 and 2004 and the statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated April 18, 2007, except for Note 8 for which the date is May 30, 2007.

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

We report that we have read the Filing Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We also consent to the use in the Filing Statement of our compilation report dated May 4, 2007 to the Company's directors on the following unaudited pro forma financial statements:

Pro forma consolidated balance sheet as at December 31, 2006.

This letter is provided solely for the purpose of assisting the Securities Commissions in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours truly,

"Amisano Hanson"

AMISANO HANSON

07/O BOSSGOLD.1206.CONSENTFORREGULATORY

Consent of Peter A. Christopher, PhD, P. Eng.
Peter Christopher & Associates Inc.
3707 West 34th Avenue
Vancouver, British Columbia V6N 2K9

May 30, 2007

TO: The Board of Directors of Boss Gold International Corp.
The British Columbia Securities Commission
The Alberta Securities Commission
The TSX Venture Exchange

1. I, Peter A. Christopher, PhD, P. Eng., hereby consent to the inclusion of, or incorporation by reference of, or reference to the Technical Report on the Blizzard Uranium Deposit, Beaverdell Area, British Columbia, Canada (the "Report") dated November 15, 2006 (Revised February 23, 2007 and May 30, 2007) in the Filing Statement of Boss Gold International Corp. dated May 30, 2007 (the "Filing Statement");

2. I am the author of the Report and have read the Filing Statement and believe the information contained in the Filing Statement fairly and accurately represents the information in the Technical Report that supports the disclosure in the Filing Statement; and

3. I hereby consent to the use of my name in the Filing Statement and to the public filing of the Technical Report and to extracts from, or a summary of the Technical Report in the disclosure being publicly filed.

Sincerely,

/s/ Peter A. Christopher
Peter A. Christopher, PhD, P. Eng.

END